

新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

SmarTone

中期報告 2002/03
Interim Report


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1. 數碼通
2. 北京新東安市場
3. 半山寶珊道1號
4. 優質客戶服務
5. 馬灣珀麗灣
6. 中環國際金融中心第二期
7. 九龍巴士

1. SmarTone
2. Sun Dong An Plaza, Beijing
3. 1 Po Shan Road, Mid-Levels
4. Quality customer service
5. Park Island, Ma Wan
6. Two International Finance Centre, Central
7. Kowloon Motor Bus



新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

2002/03

中期報告
Interim Report

目錄 Contents

公司資料

董事

郭炳湘
主席兼行政總裁

#李兆基
副主席

郭炳江
副主席兼董事總經理

郭炳聯
副主席兼董事總經理

*鍾士元

*胡寶星

*馮國經

*關卓然

#盧超駿

#羅景雲

陳啓銘

陳鉅源

鄺　準

黃奕鑑

黃植榮

蘇慶和

*胡家驃
（胡寶星之替代董事）

#非執行董事
*獨立非執行董事

公司秘書

黎浩佳

註冊辦事處

香港灣仔港灣道30號
新鴻基中心45樓
電話：(852) 2827 8111
傳真：(852) 2827 2862
互聯網址：www.shkp.com
電子郵件：shkp@shkp.com

核數師

德勤•關黃陳方會計師行

股票登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-6室

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
東京三菱銀行
中國工商銀行
三井住友銀行
渣打銀行
瑞穗實業銀行
UFJ Bank Limited
東亞銀行有限公司

律師

胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

董事局主席報告書

本人謹向各位股東報告中期業績：

中期業績

本集團截至二零零二年十二月三十一日止六個月未經審核減除税項及少數股東權益後之盈利為港幣三十七億四千萬元，與上年度同期盈利港幣三十一億七千七百萬元比較，上升百分之十八。每股盈利為港幣一元五角六仙，與上年度同期港幣一元三角二仙比較，上升百分之十八。

股息

董事局議決於二零零三年四月八日派發中期股息每股港幣六角予於二零零三年四月七日在本公司股東名冊上登記之股東，此派息與上年度同期派息每股港幣五角五仙比較，增加百分之九。

業務檢討

售樓成績

截至二零零二年十二月三十一日止之六個月內，本集團售出及預售樓宇總額，以所佔權益計算，為港幣八十一億八千七百萬元，較上年度同期增加百分之八。銷售成績理想，主要由於馬灣珀麗灣第一期於二零零二年八月開售，獲得空前成功。在期內售出的其他主要住宅項目包括半山寶珊道1號、將軍澳中心、長沙灣昇悦居及屯門愛琴海岸。集團於二零零三年二月推售豪宅何文田山1號，市場反應亦令人鼓舞，在三星期內售出九成單位。

回顧期內，本集團共完成以下八個發展項目，所佔樓面面積達三百八十萬平方呎：

項目	地點	物業用途	集團所佔權益 (百分率)	所佔樓面面積 (平方呎)
珀麗灣第一期	馬灣珀麗路8號	住宅／商場	合作發展	1,851,000
將軍澳中心第一期	將軍澳市地段57號及66號	住宅／商場	57.25/25	844,000
朗庭園	元朗青山公路139號	住宅	100	439,000
愛琴海岸	屯門市地段374號	住宅／商舖	25	312,000
何文田山1號	何文田山道1號	住宅	合作發展	158,000
寶珊道1號	半山寶珊道1號	住宅	60	72,000
Kelletteria	山頂加列山道71號	住宅	100	14,000
創紀之城第三期	觀塘道370號	寫字樓	70	108,000
總計				**3,798,000**

於本財政年度上半年內完成的住宅單位中，約百分之九十經已售出，而創紀之城第三期，以及位於珀麗灣、將軍澳中心及愛琴海岸的商舖樓面則保留作長期投資之用。

土地儲備

目前集團在香港擁有土地儲備達四千七百萬平方呎，包括一千九百七十萬平方呎已落成的投資物業和二千七百三十萬平方呎發展中物業。此外，本集團持有地盤面積逾二千一百萬平方呎農地，大部分位於新界現有或計劃興建的鐵路沿線，正申請轉換作住宅用途。

政府於二零零二年十一月暫停賣地，而回顧期內集團亦沒有購入土地，但將繼續積極透過轉換土地用途以維持住宅樓宇產量於高水平，現正就數幅土地與政府磋商補地價事宜。

地產發展

住宅物業價格現已回復到一九九一年中水平，市民置業負擔能力達歷來最高水平。農曆新年後一手物業市場尤其豪宅，交投量有所改善，大多數買家均為用家。

現時樓價極具吸引力，利率亦跌至歷史低位，加上寬鬆的按揭融資，以及供樓較租屋更化算，俱為置業者入市的主要動力。政府於去年十一月公佈的新房屋政策，對私人物業市場將有深遠及正面的影響。現時房屋政策更清晰和更以市場為主導，而政府亦退出物業銷售市場，不再擔當發展商角色，今後供銷售的住宅將會全部來自私人發展商。這些因素經過一段時間後將有助提升置業者信心。隨著落馬洲口岸二十四小時通關使邊境往來更方便，兩地交往更頻密，市民在新界北和新界西北置業的興趣有增加跡象。

集團將繼續維持銷售住宅物業的供應量於高水平，集中發展大型項目，提供多款不同面積的單位，並以中、小型單位為主，同時不斷提高物業的水平及質素，包括設計、間隔、設施、用料及手工。

集團一向售樓成績理想，並擁有出色銷售隊伍，多年來透過推陳出新及各種市場推廣建立起優秀品牌。憑著這些競爭優勢，加上所提供的增值服務和設施，令集團在訂價時可享有溢價。集團往往能在住宅物業落成前，售出差不多全部單位，因而貨尾存量甚低。

集團致力為發展項目爭取更佳回報，物業發展實行一條龍運作，確保樓宇高品質及準時落成，以及有效控制成本。在規模經濟效益下，集團提升了生產力及效率，同時在不影響質素的大前提下，實施了一系列措施，例如採用更具成本效益的樓宇設計及更佳的建築管理，在過去數年顯著地削減建築成本。

於本財政年度上半年及預計在下半年度建成的物業，列舉如下：

	住宅	商場 (百萬平方呎)	寫字樓	總計
上半年				
樓宇銷售	3.4	–	–	3.4
收租物業	–	0.3	0.1	0.4
合計	3.4	0.3	0.1	3.8
下半年				
樓宇銷售	1.3	–	0.1	1.4
收租物業	–	0.2	0.8	1.0
合計	1.3	0.2	0.9	2.4
全年總計	**4.7**	**0.5**	**1.0**	**6.2**

收租物業

回顧期內，集團租金總收入連同合營項目應佔權益，達港幣二十八億二千四百萬元，較去年同期下跌約百分之五。雖然租務市場環境困難，集團收租物業的出租率仍維持於大約百分之九十二。集團旗下商場位於新市鎮有利位置，大部分商戶為區內居民提供日常必需品，因而集團商場物業的租金收入尚可保持穩定。

大量內地遊客訪港，零售業因而受惠。集團為掌握內地旅客消費上升的商機，在旗下商場採取相應措施，包括重整個別商場的商戶組合，帶動租金收入上升，上水廣場為其中例子。集團將繼續定期翻新旗下商場，並引入嶄新的海外零售商及舉辦推廣活動，增加購物樂趣和吸引人流。

寫字樓租務市場放緩，租金繼續下調。在國際局勢不明朗下，短期內全球金融市場估計會持續困難。然而，企業整固與重組將會為高級寫字樓帶來新需求，加上預期未來數年位於核心商業區的新寫字樓供應量會下降。長遠而言，香港作為國際金融、商業、貿易和旅遊中心，對優質商廈的需求，尤其位處核心商業區的寫字樓，仍然殷切。

屹立於中環海旁的國際金融中心，擁有優質寫字樓、綜合性商場與一千八百個車位，以及獨一無二的六星級酒店和服務式套房。該項目享有一望無際的維港和港島景觀，寫字樓備有最先進互動科技，設施齊全，間隔靈活。以四季酒店命名的綜合酒店部分，總面積一百一十萬平方呎，由兩幢大樓組成，分別設有四百個酒店客房和六百個供長期訪客租住的房間。國際金融中心第二期樓高八十八層的寫字樓，將於二零零三年六月落成，商場店舖將於今年下半年交予租戶經營。商場已租出約百分之四十商舖，預租成績令人鼓舞。整個項目預計於二零零四年底完工，憑藉其優越位置和超卓質素，集團對該項目的租務前景充滿信心。

九龍站第三、五、六及七期發展項目位處機鐵九龍站上蓋，該區將成為香港未來的商業及文化中心。整個項目由住宅、商廈及酒店組成，結合先進科技、完善設施及一流設計，落成後將成為海旁的新地標。初期發展包括二百萬平方呎住宅單位供發售。

創紀之城位處東九龍交通樞紐，已成為本港主要商業中心，第三期寫字樓前期推廣工作進展良好。創紀之城最新一期發展為第五期，項目正在興建中，預期於二零零四年底落成。第五期除提供寫字樓外，還包括約六十萬平方呎地標性購物商場。

為確保出租物業有更佳回報，集團將繼續加強與租戶聯繫，提供更高質素及以客為本的服務，務求令客戶稱心滿意。集團另一項重要策略是出售部分非核心投資物業，藉此提高資產流轉，並維持優質投資物業最佳組合。回顧期內，集團透過出售持有新界兩項商業物業百分之二十五權益，獲得港幣三億零三百萬元利潤。

資訊科技及電訊

數碼通

儘管本地流動通訊業面對激烈競爭，截至二零零二年十二月三十一日止半年度內，數碼通轉虧為盈，錄得純利港幣二億三千八百萬元。數碼通亦在網絡、話音及數據服務，以至客戶服務方面取得重大躍進，並同時推出嶄新企業形象，加強以客為先的創新服務，全面迎合市場需要。

二零零三年一月本集團接受數碼通以股代息計劃，觸發向該公司股東提出全面收購建議，結果以每股港幣八元五角增持數碼通股權百分之二十一，使集團持有數碼通的權益增加至百分之五十一。數碼通重新專注於流動電話核心業務，加上穩固客戶基礎及強大管理層，本集團對數碼通的前景充滿信心，並會繼續持有該公司股權作為長期策略性投資。

新意網

新意網於截至二零零二年十二月三十一日止半年度內錄得盈利，這業績全賴嚴格控制成本，以及數據中心和輔強服務等核心業務有穩定增長，毛利率亦連續第四個季度獲得改善。互聯優勢致力為數據中心租戶提供增值服務，持續取得新客戶。

二零零三年二月，新意網向集團償還一筆港幣七億三千萬元貸款後，財政狀況依然穩健，並持有現金及有息證券總值約港幣十一億元。憑著經驗豐富的管理層及強勁的營運效率，新意網將發揮穩健財務狀況的優勢，開拓與科技相關的投資機會，以配合現有核心業務的發展，增進收益及現金流量。

運輸及基建

九龍巴士

九龍巴士(九巴)於二零零二年上半年業績理想，透過新增巴士路線、引入更多空調巴士及提高營運效率，車費收益及載客量均有增長。

九巴致力滿足顧客所需，提供安全、可靠及體貼入微的巴士服務，同時不斷提升營運效率及技術可靠性，引入創新資訊科技支援，將服務推上更高水平，滿足乘客需求。九巴位於荔枝角的舊車廠將重建住宅物業，預計於二零零五年落成。九巴將繼續開拓本港及內地公共運輸及媒體銷售業務的商機。附屬上市公司路訊通繼續專注於戶外媒體銷售業務，悉力加強車上娛樂及資訊節目。

其他基建業務

威信集團旗下停車場及收費道路管理的業務表現令人滿意，成本效益亦有提高。回顧期內，三號幹線(郊野公園段)交通流量保持穩定。

內河碼頭及機場空運中心運作暢順。九號貨櫃碼頭兩個泊位的興建工程正在進行中，預計將於二零零四年下半年完成。

集團所有基建業務均集中於香港，長遠將帶來穩健回報。

酒店業務

隨著訪港旅客尤其是內地遊客人數大幅增加，本集團旗下三間酒店於回顧期內表現良好，並在嚴格控制開支及高入住率的情況下，取得令人鼓舞的業績。期內帝苑酒店的平均入住率為百分之八十七，帝都酒店和帝京酒店分別為百分之九十一及百分之九十。

政府積極推動香港旅遊業，將吸引更多內地人士來港旅遊，有助香港旅遊業持續增長，而近期美元疲弱，亦吸引非美元區的遊客來港消費。旅遊業是本港重要經濟支柱之一，政府採取積極政策及加設新旅遊景點，從中長線來看，旅遊業將繼續表現出色。本集團正在機鐵香港站及九龍站上蓋興建兩間六星級酒店。

國內業務

中國自加入世貿後，市場進一步開放，經濟蓬勃發展及增長，吸引外資企業加快進入，為集團帶來大量投資機會。

為配合內地經濟迅速發展，以及跨國公司和金融機構陸續進駐的有利形勢，集團於上海陸家嘴金融貿易區購入一幅面積達六十九萬平方呎的優質地皮，用作發展地標性物業。該項目包括甲級寫字樓、服務式公寓、商場及酒店，總樓面面積達四百五十萬平方呎，工程將於二零零四年展開，分三期發展，預計第一期將於二零零七年落成，全部預期於二零一一年竣工。估計整個項目投資約港幣八十億元。

長遠來説，集團將繼續選擇性地在內地拓展地產業務，並集中在北京、上海、廣州及珠江三角洲等高增長地區。集團在內地的收租物業包括北京新東安市場及上海中環廣場，租務有滿意表現。集團將於二零零三年年中推售中山住宅項目奕翠園第一期。

集團財務

本集團將維持充裕流動資金水平及低借貸比率的穩健財務政策。期內持續的售樓收益及穩定的經常性收入，不但足以抵銷期內資本性開支，更令集團淨債項與股東權益比率於過去六個月內進一步改善，於二零零二年十二月三十一日該比率為百分之十二點九。二零零三年一月，集團綜合數碼通的現金及存款賬項後，財務狀況再進一步加強。

集團擁有龐大可動用信貸額，供未來擴展業務之用，所有信貸均無抵押，而差不多全部貸款皆為港元，因此外匯風險極低。集團沒有參與任何衍生工具的投機活動，除合作發展公司的借貸外，集團並無資產負債表以外的債項，亦無或然負債。集團繼續採取延長借貸年期的策略，分散資金來源，並把握目前利息低企及資本市場流動資金充裕的優勢，於適當時機以具競爭力的條件安排長期融資。

企業管治

本集團致力維持高水平的企業管治，務求每個業務環節都能切實執行，確保股東取得最高投資回報。由Asiamoney雜誌於二零零二年進行的一項調查中，本集團獲投資界評選為「亞太區最佳企業管治地產公司」第一名。

在董事局及管理層全力支持下，集團悉力維持高透明度及建立權責機制，並不斷予以完善。集團極重視完善的匯報制度及內部監控系統，以確保對外發放及內部應用的財務資料準確可靠。為提升企業管治水平，集團除迅速發放消息外，亦保持高透明度，以加強投資者的信心及對集團的了解。

顧客服務、人力資源與環保推廣

卓越顧客服務是集團成功的基石之一。集團不斷竭力提高顧客服務水平，例如為置業人士提供完善的交樓服務及優質物業管理。集團旗下物業管理公司康業及啟勝，為住戶及商業租客提供最優質物業管理服務，因而贏取多個獎項。

集團向來重視僱員培訓及發展，為不同職級的員工安排多元化培訓課程，確保員工的長遠競爭力及鼓勵終身學習。集團將繼續全力提高僱員的質素，包括提升英文及普通話的語文水平，並率先在招聘及升職程序中，採用國際認可的語文標準為員工進行評核。

集團深明保護天然資源的重要，經常舉辦各類環保活動。「新地環保大行動」旨在提升公眾對環保的認知及參與，尤其是呼籲旗下屋苑住戶齊心合力保護環境。

「新地會」會員數目不斷上升，已超過十七萬。「新地會」為會員提供多種與物業相關的服務，該會會員不但使集團對物業市場有更深入瞭解，亦是集團的忠實客戶。

展望

當前全球經濟極富挑戰性，中東戰雲密佈，油價上升，幸好香港受惠於內地經濟蓬勃，本港出口及抵港旅客增長理想，加上港元因聯繫匯率受美元向下而轉弱，以及邊境往來不斷增加，在這些因素帶動下，本港經濟將持續改善。

香港藉著更具競爭力的租金及薪酬水平，已為面對當前挑戰及掌握未來商機作好準備。中長線而言，加快與珠江三角洲融合，以及中國入世後加速市場開放及經濟改革，將為香港帶來強大增長動力。

目前利率處於極低水平，置業負擔能力為歷來最強，供樓較租住物業更化算，而居屋準買家亦轉移到私人物業市場，這些因素均有助增加私人住宅的需求。人口持續增長，有利的人口政策包括增設投資移民類別，政府的補助貸款，加上經濟環境逐漸好轉，都會進一步刺激需求。隨著本地經濟逐步改善，配合以市場主導的房屋政策，在穩固的市場基本因素下，相信未來數季一手住宅市場的交投量將保持於高水平。

可供預售的新建私人住宅供應量將逐步減少，加上停售居屋，預期整體住宅物業的供應量將會下降，中長線來説，供求可達至平衡。

未來數年集團仍繼續專注發展可供銷售的住宅物業，並維持高產量，而快將落成的新出租物業，將可加強集團經常性收入的基礎。為維持最理想的投資物業組合及爭取更佳回報，集團將考慮出售部分非核心投資物業，並繼續按部就班在內地挑選地產投資項目。

集團致力提高股東資本價值及回報，憑藉超卓的產品質素及體貼的客戶服務，建立強大品牌，使集團得以在訂價時享有溢價。集團會繼續透過應用新技術及精簡運作程序，進一步改善生產力及提高成本效益。

為保持長期競爭力，集團將繼續招攬專才及提供各種培訓課程，以提升員工的質素及進一步加強管理層的實力。集團穩定的企業策略及優秀的管理層備受投資界推崇，未來將繼續掌握既有優勢，包括優秀品牌、經驗豐富的管理層及高效率的員工，為所發展的項目增值，切實滿足客戶所需，從而提高股東回報。

集團將陸續推出新住宅項目預售，未來九個月預售的主要項目包括何文田農圃道18號、元朗YOHO Town、鴨脷洲深灣軒、位於九龍雲南里的項目及屯門市地段399號。這些項目的預售收益，加上穩定的租金收入，將進一步加強集團的財務狀況。

預期於本財政年度落成的住宅物業已售出超過百分之八十，如無不可預測情況，集團本年度業績應有滿意表現。

最後，本人謹藉此機會對董事局同寅之英明領導及全體員工不懈努力，深表謝意。

郭炳湘

主席兼行政總裁

二零零三年三月十二日

綜合損益賬

截至二零零二年十二月三十一日止六個月（以港幣百萬元計）

	說明	（未經審核）截至十二月三十一日止六個月 二零零二年	二零零一年
營業額	2(a)	**13,574**	9,522
銷售成本		**(9,170)**	(5,780)
毛利		**4,404**	3,742
其他收入		**53**	196
銷售及推銷費用		**(337)**	(202)
行政費用		**(498)**	(534)
營業溢利	2(a)	**3,622**	3,202
財務支出		**(189)**	(379)
財務收入		**64**	62
淨財務支出	3	**(125)**	(317)
出售投資項目溢利	4	**321**	23
投資項目減值撥備		**–**	(356)
重組費用		**–**	(117)
所佔聯營公司溢利減虧損		**380**	660
所佔共同控制公司溢利減虧損		**92**	425
	2(b)	**472**	1,085
稅前溢利	5	**4,290**	3,520
稅項	6	**(556)**	(444)
除稅後溢利		**3,734**	3,076
少數股東權益		**6**	101
可撥歸股東溢利		**3,740**	3,177
建議派發中期股息		**1,441**	1,321

（以港幣為單位）

	說明	二零零二年	二零零一年
每股溢利	7	**$1.56**	$1.32
每股中期息		**$0.60**	$0.55

綜合資產負債表

於二零零二年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二零零二年 十二月三十一日	(經審核) 二零零二年 六月三十日
非流動資產			
固定資產	8	**91,955**	90,989
聯營公司		**5,289**	5,106
共同控制公司		**19,372**	19,846
長期投資項目	9	**4,359**	3,189
應收放款		**1,892**	1,472
待發展土地		**13,712**	13,257
		136,579	133,859
流動資產			
存貨		**20,128**	25,200
業務及其他應收賬項	10	**3,116**	6,298
有市價證券		**330**	364
銀行結存及存款		**6,801**	8,272
		30,375	40,134
流動負債			
銀行及其他借項		**(4,952)**	(3,828)
業務及其他應付賬項	11	**(8,089)**	(8,272)
已收取售樓訂金		**(2,957)**	(4,500)
稅項		**(2,873)**	(2,718)
		(18,871)	(19,318)
流動資產淨值		**11,504**	20,816
資產總額減流動負債		**148,083**	154,675
非流動負債			
銀行及其他借項		**(18,332)**	(24,501)
少數股東權益		**(1,571)**	(1,576)
資產淨值		**128,180**	128,598
資本及儲備			
股本	12	**1,201**	1,201
資本溢價及儲備金		**125,538**	123,555
建議派發中期股息		**1,441**	–
建議派發末期股息		–	2,401
建議派發特別現金股息		–	1,441
股東權益		**128,180**	128,598

簡明綜合現金流量表

截至二零零二年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月 二零零二年	 二零零一年
經營業務產生之淨現金	**9,801**	3,613
用於投資活動之淨現金	**(2,139)**	(2,624)
用於融資活動之淨現金	**(9,166)**	(3,613)
現金及現金等值項目減少	**(1,504)**	(2,624)
期初結存之現金及現金等值項目	**8,230**	9,008
期末結存之現金及現金等值項目	**6,726**	6,384
期末現金及現金等值項目結餘分析		
銀行結存及存款	**6,801**	6,406
銀行透支	**(75)**	(22)
	6,726	6,384

簡明綜合權益變動表

截至二零零二年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月	
	二零零二年	二零零一年
期初權益總額	**128,598**	128,408
期內可撥歸股東溢利	**3,740**	3,177
出售附屬公司持有之投資物業已變現盈餘轉往損益賬	**(11)**	(60)
出售共同控制公司持有之投資物業已變現盈餘轉往損益賬	**(305)**	–
支付末期股息	**(2,401)**	(2,401)
支付特別現金股息	**(1,441)**	–
期末權益總額	**128,180**	129,124

中期財務報表賬項說明

(以港幣百萬元計)

1. 編製基準

本集團之簡明中期財務報表已採用由香港會計師公會所頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司上市規則附錄十六有關資料披露所編製而成。所使用之會計政策，除了本集團根據二零零二年一月一日生效的會計實務準則第一條(經修訂)「財務報表呈列」及會計實務準則第十五條「現金流量表」所作的一些呈列上的改動外，與編製截至二零零二年六月三十日止年度之全年財務報表所用者相同。

本簡明中期財務報表未經審核，但已由審核委員會作出審閱。

2. 分部業績

(a) 本公司及附屬公司

本集團按業務分類的營業額及財務支出前之營業溢利貢獻，分析如下：

	營業額 截至十二月三十一日止 六個月		財務支出前之 營業溢利 截至十二月三十一日止 六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
物業				
物業銷售	**8,889**	4,924	**1,477**	878
租金收入	**2,601**	2,736	**1,959**	2,090
	11,490	7,660	**3,436**	2,968
酒店經營	**302**	283	**111**	94
其他業務	**1,782**	1,579	**270**	192
	13,574	9,522	**3,817**	3,254
其他收入			**53**	196
未分配的行政費用			**(248)**	(248)
營業溢利			**3,622**	3,202

其他業務包括來自物業管理、停車場及運輸基建管理、物流業務、建築、金融業務、互聯網基建及輔強服務的收入及利潤。

本集團在香港以外的業務以營業額及營業溢利計少於百分之十。

(以港幣百萬元計)

2. 分部業績(續)

(b) 聯營公司及共同控制公司

本集團所佔聯營公司及共同控制公司溢利減虧損，按業務分類的分析如下：

	所佔稅前溢利減虧損 截至十二月三十一日止 六個月	
	二零零二年	二零零一年
物業		
物業銷售	**8**	632
租金收入	**146**	169
	154	801
其他業務	**454**	459
營業溢利	**608**	1,260
財務支出	**(136)**	(175)
	472	1,085

(c) 本集團及所佔聯營公司及共同控制公司溢利的合併業績，按業務分類的分析如下：

	所佔溢利 截至十二月三十一日止 六個月	
	二零零二年	二零零一年
物業		
物業銷售	**1,485**	1,510
租金收入	**2,105**	2,259
	3,590	3,769
酒店經營	**111**	94
其他業務	**724**	651
	4,425	4,514
其他收入	**53**	196
未分配的行政費用	**(248)**	(248)
營業溢利	**4,230**	4,462

3. 淨財務支出

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
利息支出		
銀行借款及透支	**221**	414
須於五年內全數償還之其他借項	**62**	155
須於五年後全數償還之其他借項	**29**	33
	312	602
減：撥作資本性支出	**(123)**	(223)
	189	379
銀行存款之利息收入	**(64)**	(62)
	125	317

4. 出售投資項目溢利

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
出售共同控制公司權益溢利	**303**	-
出售長期投資項目溢利	**18**	23
	321	23

5. 税前溢利

税前溢利已計入固定資產折舊港幣一億一千七百萬元。(二零零一年：港幣一億三千萬元)。

6. 税項

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
香港		
本集團	**512**	321
聯營公司	**28**	53
共同控制公司	**16**	70
	556	444

香港利得税乃根據本年預算須課税之溢利按17.5%(二零零一年：16%)計算。

7. 每股溢利

每股溢利是以可撥歸股東溢利港幣三十七億四千萬元(二零零一年：港幣三十一億七千七百萬元)，按期內已發行股數二十四億零一百萬股(二零零一年：二十四億零一百萬股)計算。

由於截至二零零一年十二月三十一日及二零零二年十二月三十一日止六個月內尚餘的購股權在行使時，並沒有對每股溢利構成攤薄影響，故二零零一年及二零零二年中期報告並沒有展示攤薄後的每股溢利。

8. 固定資產

期內增加的固定資產總額為港幣十一億三千二百萬元。出售的固定資產，其賬面淨值為港幣三千四百萬元。

9. 長期投資項目

	二零零二年 十二月三十一日	二零零二年 六月三十日
持有至到期之債務證券		
海外上市公司	**3,220**	1,917
非上市公司	**62**	125
股本證券		
海外上市公司	**156**	–
香港上市公司	**329**	369
非上市公司	**565**	698
	4,332	3,109
應收投資公司往來款	**42**	98
應付投資公司往來款	**(15)**	(18)
	4,359	3,189
市值		
在海外上市	**3,865**	1,973
在香港上市	**279**	397
	4,144	2,370

10. 業務及其他應收賬項

買家需按照買賣合約條文而繳交售出物業之樓價。租戶需預繳出租物業的每月租金而其他應收貿易賬亦需按個別合約繳款條文而繳付其賬項。

包括在業務及其他應收賬項內的應收貿易賬項為港幣十四億四千五百萬元(二零零二年六月三十日：港幣四十四億九千五百萬元)，其賬齡為：少於六十天佔百分之七十四，六十一至九十天佔百分之六，而超過九十天為百分之二十(二零零二年六月三十日分別為百分之九十四，百分之二及百分之四)。

11. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬為港幣六億零三百萬元(二零零二年六月三十日:港幣五億零一百萬元),其賬齡為:少於六十天佔百分之五十,六十一至九十天佔百分之四,而超過九十天為百分之四十六(二零零二年六月三十日分別為百分之四十七,百分之十及百分之四十三)。

12. 股本

本公司的股本於期內並沒有任何變動。

13. 關連人士交易

以下是本集團與關連人士於期內進行的重大交易的撮要,該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的。

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二零零二年	二零零一年	**二零零二年**	二零零一年
利息收入	**12**	37	**51**	84
租金收入	**33**	45	**1**	–
提供服務之其他收入	**20**	43	**600**	272
貨物購置及服務	**–**	–	**275**	310

14. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下:

	二零零二年 十二月三十一日	二零零二年 六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	**1,537**	1,592
已批准但未簽約	**147**	206
(b) 本集團應佔合營項目之資本承擔:		
已簽約但未在賬目中備付	**1,508**	2,332
已批准但未簽約	**295**	235

(c) 各銀行及財務機構就本集團作出的擔保,給予共同控制公司的信貸額已提取約港幣三十八億零二百萬元(二零零二年六月三十日:三十七億八千九百萬元)。

(以港幣百萬元計)

15. 金融票據

以下是本集團於資產負債表當日未到期的利率掉期合約及貨幣掉期合約細節：

	名義本金	
	二零零二年十二月三十一日	二零零二年六月三十日
利率掉期合約		
– 少於一年	**600**	300
– 一至五年	**1,950**	1,950
– 多於五年	**800**	800
	3,350	3,050
貨幣掉期合約		
– 多於五年	**234**	234

參與掉期合約買賣的另一方均為信貸評級及商譽良好的國際性財務機構。集團並已建立財務政策和監控程序來評估及監察對方的信貸限額及風險。集團相信，與任何一方簽訂之合約均無重大風險，亦不預期任何一方會不履行合約。

財務檢討

業績檢討

本集團截至二零零二年十二月三十一日止六個月可撥歸股東溢利為港幣三十七億四千萬元，較二零零一年同期港幣三十一億七千七百萬元，增加港幣五億六千三百萬元或百分之十八。

本集團期內的營業額為港幣一百三十五億七千四百萬元，較去年同期增加港幣四十億五千二百萬元，主要由於更多物業銷售在集團層面進行，而去年則多在共同控制公司進行。

物業銷售溢利，其中已計入應佔共同控制公司及聯營公司業績，為港幣十四億八千五百萬元(二零零一年：港幣十五億零一千萬元)。溢利貢獻主要來自將軍澳中心一期，朗庭園及寶珊道一號。

若計入集團應佔共同控制公司及聯營公司的租金收入，租金淨收益為港幣二十一億零五百萬元，較去年同期港幣二十二億五千九百萬元減少百分之六點八，反映了租約主要以寫字樓為主，在續期時租金下調的壓力。

因帝苑酒店房間的裝修工程完成，酒店業務的經營溢利為港幣一億一千一百萬元(二零零一年：港幣九千四百萬元)顯著增長了百分之十八。業績改善亦因為期內的入住率較高及施行有效措施改善了營運效率，導致邊際利潤的調升。

其他業務均錄得滿意的成績，溢利為港幣二億七千萬元(二零零一年：港幣一億九千二百萬元)。主要原因是附屬公司新意網的業績有所改善及物業管理和保險業務的穩定溢利增長。

其他收入(主要包括證券投資收益及合營公司放款利息收入)為港幣五千三百萬元(二零零一年：港幣一億九千六百萬元)。

因平均負債水平減少及較低利率，期內淨財務支出大幅減少至港幣一億二千五百萬元(二零零一年：港幣三億一千七百萬元)。

集團在期內出售新界兩個商場百分之二十五的權益，錄得港幣三億零三百萬元的資本性利潤。

應佔聯營公司及共同控制公司稅前溢利港幣四億七千二百萬元(二零零一年：港幣十億八千五百萬元)。減少主要由於期內比去年同期有較少物業發展項目。九龍巴士有限公司稅前溢利貢獻港幣二億九千一百萬元(二零零一年：港幣三億一千五百萬元)及數碼通應佔稅前溢利港幣七千一百萬元相對去年同期為應佔虧損港幣一千二百萬元。

財務來源及流動資本

於二零零二年十二月三十一日之股東權益為港幣一千二百八十一億八千萬元(二零零二年六月三十日：港幣一千二百八十五億九千八百萬元)。於二零零二年十二月三十一日，本集團的淨債項為港幣一百六十四億八千三百萬元(二零零二年六月三十日：港幣二百億零五千七百萬元)，其組成為借款港幣二百三十二億八千四百萬元及銀行存款及結存港幣六十八億一百萬元。

本集團所有借款均無抵押，主要以有承諾的中期至長期為基礎，其到期債項組合如下：

	二零零二年十二月三十一日	二零零二年六月三十日
	港幣百萬元	港幣百萬元
償還期為：		
一年內	**4,952**	3,828
一年後及兩年內	**4,454**	6,277
兩年後及五年內	**7,094**	8,335
五年後	**6,784**	9,889
	23,284	28,329
銀行存款及現金	**6,801**	8,272
淨債項	**16,483**	20,057

本集團財政狀況保持強勁，維持低負債比率及高利息倍數比率。於二零零二年十二月三十一日以淨債項及股東權益來計算的負債比率從六月三十日時的百分之十五點六降至百分之十二點九。營業溢利為未撥作資本性支出前的淨利息支出的十四點六倍(二零零一年：五點九倍)。

本集團資金充裕，加上持續的物業銷售及租金收入，龐大銀行承擔而未動用的信貸額及現金，足以應付資本性項目承擔及日常業務資金需要。

本集團一切融資及庫務事宜均集中在集團中央層面管理及監控。於二零零二年十二月三十一日，集團債項的百分之九十七點五是經由全資擁有的財務附屬公司(餘下百分之二點五是經由業務性的附屬公司)借入的。

本集團借款內約百分之九十四為港元借款，餘下的為美元及人民幣借款，故不會因匯率波動而承擔重大風險。本集團的借款主要以浮息計算。以歐元中期票據機制發行的定息票據，已透過利率掉期合約轉為浮息計算。金融衍生工具的運用均受到嚴格監控並只用作管理借款的利率及匯率風險。於二零零二年十二月三十一日本集團與著名有信譽的金融機構進行了不同的利率掉期合約總值港幣三十三億零五百萬元(二零零二年六月三十日：港幣三十億零五千萬元)，把定息債項掉換為浮息債項。本集團亦進行了貨幣掉期合約總值港幣二億三千五百萬元(二零零二年六月三十日：港幣二億三千五百萬元)，把美元債項掉換為港元債項。

其他資料

董事之股本或債權證券權益

於二零零二年十二月三十一日，根據證券(披露權益)條例(「披露權益條例」)第29條所存置之記錄冊所載，董事及行政總裁等於本公司之股本證券(定義見「披露權益條例」)權益如下：

1. 新鴻基地產發展有限公司股份

董事姓名	個人權益	家族權益	公司權益	其他權益	股份總數
郭炳湘	–	–	–	1,076,672,522*	1,076,672,522
李兆基	486,340	–	–	343,000	829,340
郭炳江	1,901,281	304,065	–	1,074,722,214*	1,076,927,560
郭炳聯	–	–	–	1,077,865,895*	1,077,865,895
關卓然	200,000	–	–	–	200,000
盧超駿	137,273	62,117	–	–	199,390
羅景雲	20,000	70,267	–	–	90,267
陳啓銘	41,186	–	–	–	41,186
陳鉅源	126,500	66,000	–	–	192,500
鄺 準	702,722	339,358	–	–	1,042,080
黃奕鑑	50,904	–	–	–	50,904
黃植榮	150,999	–	–	–	150,999
胡家驃 (胡寶星之替代董事)	–	1,000	–	–	1,000

* 附註：此等權益(按「披露權益條例」而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,054,688,347股屬相同權益，並因此重覆計算為該三位董事之權益。

2. 新意網集團有限公司股份

董事姓名	個人權益	家族權益	公司權益	其他權益	股份總數
郭炳湘	–	–	–	1,070,000*	1,070,000
郭炳江	–	–	–	1,070,000*	1,070,000
郭炳聯	672,500	–	–	1,070,000*	1,742,500
馮國經	–	–	–	8,000	8,000
關卓然	884	–	–	–	884
盧超駿	2,771	–	–	–	2,771
陳啓銘	115,000	–	–	–	115,000
鄺 準	300,000	–	–	–	300,000
黃奕鑑	100,000	–	–	–	100,000
黃植榮	109,000	–	–	–	109,000

* 附註：此等權益(按「披露權益條例」而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,070,000股屬相同權益，並因此重覆計算為該三位董事之權益。

3. 相聯法團之股份

(a) 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股本證券中，各自持有以下權益：

相聯法團	證券種類及數目	權益類別
暉卓有限公司	10 普通股	個人
儲善有限公司	10 普通股	個人
Splendid Kai Limited	2,500 普通股	公司*
Hung Carom Company Limited	25 普通股	公司*
Tinyau Company Limited	1 普通股	公司*
舉捷有限公司	8 普通股	公司*

*附註： 該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，故依據「披露權益條例」彼等被視為擁有該等證券之權益。

(b) 郭炳湘先生、郭炳聯先生及鍾士元爵士於九龍巴士控股有限公司之股本證券中各自持有61,522股普通股、393,350股普通股及18,821股普通股之個人權益。

(c) 郭炳聯先生於數碼通電訊集團有限公司之股本證券中持有698,767股普通股之個人權益。

(d) 李兆基博士於下列聯營公司之股本證券中持有以下公司權益：

聯營公司*	證券種類及數目
星際發展有限公司	1 普通股
Central Waterfront Property Holdings Limited	佔發行股份 47.5%
Newfoundworld Holdings Limited	40,000 普通股
施高發展有限公司	1 普通股
毅博有限公司	2 普通股
添富利物業有限公司	4,918 普通股

*附註： 星際發展有限公司之股份由恒基兆業發展有限公司(「恒發」)實益擁有。

恒基兆業地產有限公司(「恒地」)和香港中華煤氣有限公司(「恒發」旗下附屬公司持有該公司超過三分之一已發行股本)分別擁有Central Waterfront Property Holdings Limited 百分之三十二點五及百分之十五權益。

Newfoundworld Holdings Limited 及施高發展有限公司之股份由恒地實益擁有。

毅博有限公司及添富利物業有限公司之股份由恒地擁有百分之五十權益之公司持有。

李兆基博士實益擁有Hopkins (Cayman) Limited 所有已發行股份，而Hopkins (Cayman) Limited 為一單位信託(「單位信託」)之受託人，單位信託實益擁有恒基兆業有限公司(「恒兆」)股本中所有已發行之普通股份。恒兆實為恒地之母公司，而恒地為恒發之母公司。

根據「披露權益條例」之條款及上述事項，李兆基博士被視為擁有上述權益。

4. 本公司及其相聯法團之購股權

董事及行政總裁等於本公司及其相聯法團之購股權權益已詳列於下文「購股權計劃」部份。

因本公司沒有發行債權證券，故除上文及於下文在購股權項目所披露外，於二零零二年十二月三十一日，根據「披露權益條例」第29條存設之名冊所載，其他董事概無於本公司或其任何相聯法團中擁有任何股本或債權證券權益，而須知會本公司及聯交所。此外，於期內，除以上所披露之董事及行政總裁外，根據「披露權益條例」第16(1)條存設之名冊中，並無任何人士於本公司之股本證券中擁有任何權益。

購股權計劃

1. 新鴻基地產發展有限公司之購股權

(a) 前購股權計劃

根據本公司於一九九七年十一月二十日採納的購股權計劃(「新鴻基地產前購股權」)，本公司以每批購股權港幣1.00元之代價向本公司或其附屬公司之執行董事及僱員授出購股權以認購本公司股份。「新鴻基地產前購股權」下，股份的認購價將為下列者之最高價(i)於授出日期本公司股份在聯交所當日報價表所列的收市價；(ii)緊接授出日期前連續五個營業日在聯交所授出列報本公司股份之平均收市價及(iii)本公司股份之面值。根據以上購股權計劃可授出購股權涉及之股份數目不得超過本公司不時之已發行股本百分之一。

自採納有關計劃以來，本公司已分別於二零零零年二月十五日及二零零一年七月十六日授出購股權二次。所有上述已授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權。 此後該購股權將期滿失效 。

董事及行政總裁於二零零二年十二月三十一日之「新鴻基地產前購股權」數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價 (港元)	於二零零二年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效		於二零零二年十二月三十一日之結餘
郭炳湘	16.7.2001	70.00	75,000	–	–	–		75,000
郭炳江	16.7.2001	70.00	75,000	–	–	–		75,000
郭炳聯	16.7.2001	70.00	75,000	–	–	–		75,000
陳啓銘	16.7.2001	70.00	75,000	–	–	–		75,000
陳鉅源	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
鄺 準	16.7.2001	70.00	75,000	–	–	–		75,000
黃奕鑑	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
黃植榮	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
羅景雲	16.7.2001	70.00	75,000	–	–	75,000		–

除以上披露之有關董事及行政總裁購股權外，於二零零二年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的僱員的購股權情況，總列如下：

		購股權數目					
授出日期	行使價（港元）	於二零零二年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零二年十二月三十一日之結餘	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,446,000	–	–	36,000	1,410,000	1,770,000

除上述獲授「新鴻基地產前購股權」人士外，本公司並無授出該購股權予其他人士，故無須根據香港聯合交易所有限公司之上市規則（「上市規則」）第17.07條作出披露。

(b) 新購股權計劃

本公司於二零零二年十二月五日舉行之股東特別大會上，為遵守「上市規則」第十七章新條文之規定，已動議通過採納新購股權計劃「新鴻基地產新購股權」、及終止「新鴻基地產前購股權」之決議案。本公司不得再根據「新鴻基地產前購股權」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及「上市規則」第十七章的條文規管。

根據「新鴻基地產新購股權」，本公司以每批購股權港幣1.00元之代價向本公司及其附屬公司之執行董事及僱員授出購股權以認購本公司股份。根據「新鴻基地產新購股權」以認購股份，倘與根據本公司任何其他購股權計劃批授之股份一併計算，最多可佔截至本公司於「新鴻基地產新購股權」獲通過當日已發行股份總數10%。

「新鴻基地產新購股權」下，股份的認購價將為下列者之最高價(i)於授出日期本公司股份在聯交所當日報價表所列的收市價；(ii)緊接授出日期前連續五個營業日在聯交所授出列報本公司股份之平均收市價及(iii)本公司股份之面值。

根據「新鴻基地產新購股權」及本公司任何其他購股權計劃，已批授但尚未行使之購股權於行使時所涉及之股份總數不得超過本公司不時之已發行股份30%。

「新鴻基地產新購股權」可於董事會授出購股權後之購股權期間隨時行使，該段期間不得遲於購股權授出日期後十年。自採納有關計劃以來，因所述之購股權並無授予本公司之任何人士，根據「上市規則」，無須作出任何披露。

2. 附屬公司之購股權計劃

(a) 新意網集團有限公司首次公開售股前之購股權計劃

根據新意網集團有限公司(「新意網」)通過的購股權計劃(「新意網首次公開售股前之購股權」),新意網以每批購股權港幣1.00元之代價向新意網或其附屬公司之全職僱員(包括執行董事)授出購股權以認購新意網股份。「新意網首次公開售股前之購股權」下,股份的認購價將為下列者之最高價(i)於授出日期新意網股份在聯交所當日報價表所列的收市價;(ii)緊接授出日期前連續五個營業日在聯交所授出列報新意網股份之平均收市價及(iii)新意網股份之面值。根據以上購股權計劃可授出購股權涉及之股份數目不得超過新意網不時之已發行股本百分之十。自採納有關計劃以來,新意網已根據「新意網首次公開售股前之購股權」授出購股權四次。

行使價為每股港幣10.38元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零零年十二月三十一日起計三年內行使;

(ii) 另外三分一之購股權可於二零零一年十二月三十一日起計三年內行使;

(iii) 餘下三分一之購股權可於二零零二年十二月三十一日起計三年內行使;及

(iv) 購股權之行使時限將於二零零五年十二月三十日止。

行使價為每股港幣3.885元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零一年十一月十五日起計三年內行使;

(ii) 另外三分一之購股權可於二零零二年十一月十五日起計三年內行使;

(iii) 餘下三分一之購股權可於二零零三年十一月十五日起計三年內行使;及

(iv) 購股權之行使時限將於二零零六年十一月十四日止。

行使價為每股港幣2.34元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零二年三月二十日起計三年內行使;

(ii) 另外三分一之購股權可於二零零三年三月二十日起計三年內行使;

(iii) 餘下三分一之購股權可於二零零四年三月二十日起計三年內行使;及

(iv) 購股權之行使時限將於二零零七年三月十九日止。

行使價為每股港幣1.43元之購股權可根據下列條款行使:

(i) 三分一之購股權可於二零零三年七月八日起計三年內行使;

(ii) 另外三分一之購股權可於二零零四年七月八日起計三年內行使;

(iii) 餘下三分一之購股權可於二零零五年七月八日起計三年內行使;及

(iv) 購股權之行使時限將於二零零八年七月七日止。

其他資料

本公司董事及行政總裁於二零零二年十二月三十一日之「新意網首次公開售股前之購股權」數目結餘情況，詳列如下：

董事姓名	授出日期	行使價 (港元)	購股權數目 於二零零二年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零二年十二月三十一日之結餘	
郭炳湘	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
郭炳江	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
郭炳聯	28.3.2000	10.38	755,000	–	–	–	755,000	
	7.4.2001	2.34	350,000		–	–	350,000	1,105,000
陳鉅源	28.3.2000	10.38	510,000	–	–	–	510,000	
	7.4.2001	2.34	180,000		–	–	180,000	690,000
黃奕鑑	28.3.2000	10.38	360,000	–	–	–	360,000	
	7.4.2001	2.34	180,000		–	–	180,000	540,000

除以上披露之有關本公司董事及行政總裁購股權外，於二零零二年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的本公司僱員的「新意網首次公開售股前之購股權」情況，總列如下：

授出日期	行使價 (港元)	購股權數目 於二零零二年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零二年十二月三十一日之結餘	
28.3.2000	10.380	1,840,000	–	–	–	2,580,000	–
30.11.2000	3.885	1,487,500	–	–	–	687,500	–
7.4.2001	2.340	1,150,000	–	–	–	1,305,000	–
8.7.2002	1.430	–	750,000	–	–	750,000	5,322,500

除上述獲授「新意網首次公開售股前之購股權」人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

根據「上市規則」第17.08條，於二零零二年十二月三十一日止六個月內授出之「新意網首次公開售股前之購股權」之價值，詳情如下：

授予購股權	於二零零二年七月八日授出之購股權數目	於二零零二年七月八日之購股權價值 (港元)	於二零零二年十二月三十一日之購股權價值 (港元)
本公司僱員之總數	750,000	691,865.25	374,412.00

新意網股份於該「新意網首次公開售股前之購股權」授出日之前一日(即二零零二年七月五日)的收市價為港幣1.44元。

按照柏力克 — 舒爾斯期權價格模式*及採用以下之假設數據計算，於二零零二年七月八日授出之「新意網首次公開售股前之購股權」總值約為港幣691,865.25元：

1. **無風險利率**：4.446%，為二零零二年七月八日交易的五年期外匯基金票據的大約孳息。
2. **預期波幅**：56.80%，為新意網股份自二零零一年七月八日至二零零二年七月七日的收市價的年波幅率。
3. **預期股息**：
   (i) 預期股息率：0%，為新意網二零零二年預期股息率。
   (ii) 預期股息增長率：每年0%，為新意網過去五年股息增長率。
4. **該「新意網首次公開售股前之購股權」的預期有效年期為7.6年及採用以下之假設計算**
   (i) 該「新意網首次公開售股前之購股權」於有效期內的預期波幅與新意網股價於二零零一年七月八日至二零零二年七月七日期內之波幅並沒有實質的分別。
   (ii) 該「新意網首次公開售股前之購股權」於有效期內的預期股息增長率與新意網股息於過去五年的增長率並沒有實質的分別。

按照柏力克 — 舒爾斯期權價格模式*及採用以下之假設數據計算，於二零零二年七月八日授出之「新意網首次公開售股前之購股權」於二零零二年十二月三十一日總值約為港幣374,412元。

1. **無風險利率**：3.161%，為二零零二年十二月三十一日交易的五年期外匯基金票據的大約孳息。
2. **預期波幅**：49.17%，為新意網股份自二零零二年一月一日至二零零二年十二月三十一日的收市價的年波幅率。
3. **預期股息**：
   (i) 預期股息率：0%，為新意網二零零二年預期股息率。
   (ii) 預期股息增長率：每年0%，為新意網過去五年股息增長率。
4. **該「新意網首次公開售股前之購股權」的預期有效年期為7.2年及採用以下之假設計算**
   (i) 該「新意網首次公開售股前之購股權」於有效期內的預期波幅與新意網股價於二零零二年一月一日至二零零二年十二月三十一日期內之波幅並沒有實質的分別。
   (ii) 該「新意網首次公開售股前之購股權」於有效期內的預期股息增長率與新意網股息於過去五年的增長率並沒有實質的分別。

所有在到期前沒收的「新意網首次公開售股前之購股權」均當作失效購股權處理，即是將有關購股權的數目不會重新納入「新意網首次公開售股前之購股權」計劃可予發行的股份數目內。

*附註：柏力克 — 舒爾斯期權價格模式（「該模式」）的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權的合約價值，「該模式」只為眾多期權定價模式中較為普遍的一種，認購期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

(b) 新意網集團有限公司之新購股權計劃

新意網在二零零二年十二月三日舉行之股東週年大會上動議通過採納新購股權計劃(「新意網新購股權」)、及終止「新意網首次公開售股前之購股權」之決議案。此安排並已獲本公司於二零零二年十二月五日之股東大會通過有關決議案批准，而正式生效。新意網不得再根據「新意網首次公開售股前之購股權」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及香港聯合交易所有限公司之創業板(「創業板」)上市規則第二十三章的條文規管。

根據「新意網新購股權」，新意網以每批購股權港幣1.00元之代價向(i)新意網集團任何成員公司的任何執行董事(或建議委任的任何人士)或任何僱員(不論全職或兼職)；(ii)新意網集團任何成員公司的任何顧問、專業及其他顧問(或建議委聘提供該等服務的人士、商號或公司)；(iii)新意網任何行政總裁或主要股東；(iv)新意網董事、行政總裁或主要股東之任何聯繫人；及(v)新意網主要股東之任何僱員，授出購股權以認購新意網股份。根據「新意網新購股權」以認購股份，倘與根據新意網任何其他購股權計劃批授之股份一併計算，最多可佔截至新意網於「新意網新購股權」獲通過當日已發行股份總數之10%。

「新意網新購股權」下，股份的認購價將為下列者之最高價(i)於授出日期新意網股份在聯交所當日報價表所列的收市價；(ii)緊接授出日期前連續五個營業日在聯交所授出列報新意網股份之平均收市價及(iii)新意網股份之面值。

根據「新意網新購股權」及新意網任何其他購股權計劃，已批授但尚未行使之購股權於行使時所涉及之股份總數不得超過新意網不時之已發行股份之30%。

「新意網新購股權」可於董事會授出購股權後之購股權期間隨時行使，該段期間不得遲於購股權授出日期後十年。自採納有關計劃以來，因所述之購股權並無授予本公司之任何人士，根據創業板上市規則，無須作出任何披露。

(c) 互聯優勢有限公司之購股權計劃

本公司另採納其附屬公司互聯優勢有限公司(「互聯優勢」)之購股權計劃。此公司之董事會可向其全職僱員及執行董事授出可認購其股份之購股權，股份數目不得超逾其不時已發行股本之百分之十。自採納該計劃以來，因所述之購股權並無授予本公司之任何人士，根據上市規則，無須作出任何披露。互聯優勢購股權的行使時限須由授出購股權日期當日時起至互聯優勢董事會釐定的日期或二零一零年二月二十八日(以較早者為準)止。

主要股東

於二零零二年十二月三十一日，除以上披露之董事或行政總裁外，根據「披露權益條例」第16(1)條規定置存之主要股東名冊，已記錄下列公司所持有本公司已發行股份百分之十或以上之股本證券權益：

名稱	股份數目
HSBC Holdings plc	1,139,549,904
HSBC Bank plc	1,098,265,072
Midcorp Limited	1,098,265,072
Griffin International Limited	1,098,265,072
HSBC Europe BV	1,098,265,072
HSBC Europe (Netherlands) BV	1,098,265,072
HSBC Private Banking Holdings (Suisse) SA	1,098,265,072
HSBC International Trustee Limited*	1,098,243,072

*附註： HSBC International Trustee Limited持有權益之股份屬HSBC Private Banking Holdings (Suisse) SA 擁有權益之股份之組成部份；HSBC Private Banking Holdings (Suisse) SA擁有權益之股份即HSBC Europe (Netherlands) BV擁有權益之股份；HSBC Europe (Netherlands) BV擁有權益之股份即HSBC Europe BV擁有權益之股份；HSBC Europe BV擁有權益之股份即Griffin International Limited 所持有權益之股份；Griffin International Limited擁有權益之股份即Midcorp Limited擁有權益之股份；Midcorp Limited擁有權益之股份即HSBC Bank plc；HSBC Bank plc擁有權益之股份為HSBC Holdings plc擁有權益股份之組成部份。

上述HSBC International Trustee Limited持有新鴻基地產股份的權益, 其中1,054,688,347股為前文「董事之股本或債權證券權益」內第一點附註所提及之股份數目。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二零零三年四月八日分派每股現金中期股息港幣六角(二零零一年：每股港幣五角五仙)給予在二零零三年四月七日已登記在股東名冊上的股東。

本公司將於二零零三年三月二十八日至四月七日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二零零三年三月二十七日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

審核委員會

根據「上市規則」規定而成立之審核委員會曾於二零零二年九月及二零零三年三月舉行會議。其成員包括主席關卓然先生、鍾士元爵士及盧超駿先生。

該審核委員會於上述之會議中，對於本公司之財政滙報及內部運作監控作出審查及監察，並提出改進建議。

最佳應用守則

並無任何董事知悉足以合理地指出本公司在中期報告所包括會計期間的任何時間概無或曾無遵守「上市規則」之附錄十四規定。

承董事局命
黎浩佳
公司秘書

香港，二零零三年三月十二日



何文田山1號
1 Ho Man Tin Hill



長沙灣昇悅居
Liberté, Cheung Sha Wan



元朗YOHO Town
YOHO Town, Yuen Long



馬灣珀麗灣
Park Island, Ma Wan



中環國際金融中心第二期
Two International Finance Centre, Central



半山寶珊道1號
1 Po Shan Road, Mid-Levels

新鴻基地產悉力發展優質物業及提供高質素顧客服務，建立卓越品牌。集團售樓成績理想，並擁有出色銷售隊伍，回顧期內推售的主要住宅項目包括馬灣珀麗灣第一期、半山寶珊道1號、將軍澳中心、長沙灣昇悅居及屯門愛琴海岸。二零零三年二月推售豪宅何文田山1號，亦取得美滿成績。

未來數月預售的主要項目包括何文田農圃道18號、元朗YOHO Town及鴨脷洲深灣軒。集團旗下的投資項目國際金融中心第二期，商場預租成績理想，預計整個項目於二零零四年底完工。



鴨脷洲深灣軒
Sham Wan Towers, Ap Lei Chau



何文田農圃道18號
18 Farm Road, Ho Man Tin

The Sun Hung Kai Properties Group's commitment to quality developments and customer service has given it a brand name for excellence. The Group has a proven sales record and a strong marketing team. Major residential projects sold during the period under review included Park Island Phase 1 on Ma Wan, 1 Po Shan Road in Mid-Levels, Park Central in Tseung Kwan O, Liberté in Cheung Sha Wan and Aegean Coast in Tuen Mun. The sale of the luxury residential development 1 Ho Man Tin Hill in February 2003 also went very well.

Notable developments the Group will launch for pre-sale in the coming months include 18 Farm Road in Ho Man Tin, YOHO Town in Yuen Long and Sham Wan Towers in Ap Lei Chau. Pre-leasing of the retail space in the Group's investment property, Two International Finance Centre, has been encouraging, and the entire development is expected to be complete by the end of 2004.

Corporate Information

DIRECTORS

Kwok Ping-sheung, Walter
Chairman & Chief Executive

#Lee Shau-kee
Vice Chairman

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

*Chung Sze-yuen

*Woo Po-shing

*Fung Kwok-king, Victor

*Kwan Cheuk-yin, William

#Lo Chiu-chun, Clement

#Law King-wan

Chan Kai-ming

Chan Kui-yuen, Thomas

Kwong Chun

Wong Yick-kam, Michael

Wong Chik-wing, Mike

So Hing-woh, Victor

*Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

#Non-Executive Director
*Independent Non-Executive Director

COMPANY SECRETARY

Lai Ho-kai, Ernest

REGISTERED OFFICE

45th Floor, Sun Hung Kai Centre,

30 Harbour Road,

Hong Kong

Telephone: (852) 2827 8111

Facsimile: (852) 2827 2862

Website: www.shkp.com

E-mail: shkp@shkp.com

AUDITORS

Deloitte Touche Tohmatsu

REGISTRARS

Computershare Hong Kong Investor Services Limited

Rooms 1712-6, Hopewell Centre

183 Queen's Road East

Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited

The Hongkong & Shanghai Banking Corporation Limited

Hang Seng Bank Limited

The Bank of Toyko-Mitsubishi, Ltd

Industrial and Commercial Bank of China

Sumitomo Mitsui Banking Corporation

Standard Chartered Bank

Mizuho Corporate Bank, Ltd.

UFJ Bank Limited

The Bank of East Asia, Limited

SOLICITORS

Woo, Kwan, Lee & Lo

Johnson, Stokes & Master

Winston Chu & Company

Chairman's Statement

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31st December 2002 was HK$3,740 million, an increase of 18 per cent compared with HK$3,177 million for the same period last year. Earnings per share were HK$1.56, up 18 per cent compared with HK$1.32 for the corresponding period last year.

DIVIDEND

The Directors have declared an interim dividend of HK$0.60 per share, an increase of nine per cent compared with HK$0.55 per share for the corresponding period last year. The dividend will be payable on 8th April 2003, to shareholders whose names appear on the Register of Members of the Company on 7th April 2003.

BUSINESS REVIEW

Property Sales

The Group sold and pre-sold HK$8,187 million worth of properties, in attributable terms, during the six months ended 31st December 2002, an eight per cent increase over the corresponding period last year. The overwhelmingly successful launch of Park Island Phase 1 in Ma Wan in August 2002 was a major contributor to this encouraging sales figure. Other major residential projects sold during the period included 1 Po Shan Road in Mid-Levels, Park Central in Tseung Kwan O, Liberté in Cheung Sha Wan and Aegean Coast in Tuen Mun. The launch of the luxury residential development 1 Ho Man Tin Hill in February 2003 also received an encouraging response with 90 per cent of the units sold within three weeks.

During the period under review, the Group completed the following eight projects with an attributable gross floor area of 3.8 million square feet:

Project	Location	Usage	Group's Interest *(%)*	Attributable Gross Floor Area *(square feet)*
Park Island Phase 1	8 Pak Lai Road, Ma Wan	Residential/ Shopping centre	Joint venture	1,851,000
Park Central Phase 1	Tseung Kwan O, Town Lots 57 & 66	Residential/ Shopping centre	57.52/25	844,000
Villa by the Park	139 Castle Peak Road, Yuen Long	Residential	100	439,000
Aegean Coast	Tuen Mun Town Lot 374	Residential/ Shops	25	312,000
1 Ho Man Tin Hill	1 Ho Man Tin Hill Road	Residential	Joint venture	158,000
1 Po Shan Road	1 Po Shan Road, Mid-Levels	Residential	60	72,000
Kelletteria	71 Mount Kellett Road, The Peak	Residential	100	14,000
Millennium City Phase 3	370 Kwun Tong Road	Office	70	108,000
Total				**3,798,000**

Approximately 90 per cent of the residential properties completed during the first half of the current financial year has been sold. Millennium City Phase 3 and the retail space at Park Island, Park Central and Aegean Coast are being retained as long-term investments.

Land Bank

The Group currently owns a land bank of 47 million square feet in Hong Kong, consisting of 19.7 million square feet of completed investment properties and 27.3 million square feet of properties under development. In addition, the Group holds over 21 million square feet of agricultural land in terms of site area. Most of these sites are located along existing or planned railways in the New Territories and are being converted to residential use.

The Government suspended land sales in November 2002, and no land was acquired during the period under review. The Group is actively working on land conversion in order to sustain a high production volume of residential property over time. Land premium negotiations with the Government are now under way for several sites.

Property Development

Residential property prices have reverted to the level of mid 1991, with the strongest affordability ever. The volume of transactions in the primary market improved after the Lunar New Year, particularly in the high-end segment, while a substantial majority of homebuyers are end-users.

Very attractive property prices, the lowest interest rates ever, easy mortgage financing and the fact that it is more economical to buy than rent were the key drivers behind home purchases. The Government's new housing measures introduced last November will have far-reaching and positive effects on the private housing market. Housing policy is now much clearer and more market driven. The Government has also withdrawn from the sales market as a developer, and as a result, future residential supply will come solely from the private sector. All these factors should encourage greater confidence among homebuyers over time. Because of easier access to the border, with the Lok Ma Chau checkpoint open 24 hours, and more two-way traffic, interest in property in the northern and northwest New Territories has shown some signs of increase.

The Group plans to maintain its high-volume production of residential property for sale, focusing on large-scale projects offering a diverse mix of flat sizes, with an emphasis on small to medium units. It also continues to raise the standard and quality of its developments in terms of design, layout, facilities, materials and finishes.

The Group has a proven sales record and a strong marketing team. It has also built a premier brand name over the years through various initiatives and marketing campaigns. These competitive advantages, together with value-added features and facilities, enable the Group to follow a premium pricing strategy. The Group also has the ability to sell almost all of its residential units upon completion, and thus carries a low inventory.

The Group is putting more effort into enhancing development returns. Vertical integration of its property development operations ensures premium quality, timely completion and better control over costs. Productivity and efficiency have also improved with economies of scale. Without compromising on quality, the Group has implemented a series of measures such as more cost-effective building design and improved construction management, achieving a significant reduction of construction costs over the past few years.

Property completions in the first half, and expected completions in the second half of the current financial year are analysed as follows:

	Residential	Shopping Centre	Office	Total
		(million square feet)		
First Half Year				
For Sale	3.4	–	–	3.4
For Investment	–	0.3	0.1	0.4
Subtotal	3.4	0.3	0.1	3.8
Second Half Year				
For Sale	1.3	–	0.1	1.4
For Investment	–	0.2	0.8	1.0
Subtotal	1.3	0.2	0.9	2.4
Full Year Total	**4.7**	**0.5**	**1.0**	**6.2**

Property Investment

Gross rental income for the period under review, including the Group's share of joint venture projects, fell by about five per cent to HK$2,824 million. Despite the tough leasing market, the Group's rental portfolio remains about 92 per cent occupied. Retail rental income continued to show resilience, as the majority of the Group's shopping centres are well positioned in new towns where most tenants sell daily necessities to residents living nearby.

The retail sector has benefited from the remarkable increase in Mainland tourists. The Group has adopted various measures in its shopping centres to take advantage of increased spending by Mainland visitors, including changes to the tenant mix in selected malls, and these have resulted in higher rents, for example in Landmark North in Sheung Shui. We will continue to renovate our shopping centres regularly, introduce new overseas retailers and stage marketing campaigns, to enhance the shopping experience and increase pedestrian flows.

Activity in the office leasing market was low and rents continued to decline. Given the uncertainty about world events, global financial markets are likely to remain difficult in the near term. Despite this, corporate consolidation and restructuring will spur new leasing demand for high-grade office space. At the same time, the supply of new office space in core business districts is expected to fall in the coming years. With Hong Kong's role as an international hub of finance, commerce, trade and tourism, the demand for high-quality office space, in core business areas in particular, will remain promising over the long term.

Standing on the Central waterfront, International Finance Centre (IFC) contains prime office space, an integrated shopping centre, 1,800 car parking spaces, unparalleled six-star hotel amenities and full serviced suites. The project enjoys panoramic views of Victoria Harbour and Hong Kong Island. The office towers offer the latest interactive technology, comprehensive facilities and flexible layouts. The 1.1 million square-foot hotel complex, comprising a hotel tower of 400 rooms and a 600-room tower for long-staying guests, will carry the Four Seasons Hotel brand.

The 88-storey office tower in Two IFC will be completed by June 2003, and the shopping centre will be ready for tenant occupation in the second half of this year. Pre-leasing of the retail space has been encouraging, with commitments for 40 per cent of the space already. Given the project's exceptional location and quality, we are confident in leasing prospects for the entire development, which will be completed by the end of 2004.

Kowloon Station Development Packages 3, 5, 6 & 7 are strategically situated above the Airport Railway Kowloon Station in a future commercial and culture hub of Hong Kong. The entire project, made up of residential, commercial and hotel space, will incorporate cutting-edge technology, comprehensive facilities and the finest design, making it a new waterfront landmark for the territory. The initial phases consist of two million square feet of residential development for sale.

With a prime location at the heart of the Kowloon East transport network, Millennium City has become a key commercial centre for the territory. Pre-marketing of the Phase 3 office space is progressing well. The next stage of Millennium City, Phase 5, is currently under construction and scheduled for completion by the end of 2004. Apart from office space, Phase 5 will include a landmark shopping centre of approximately 600,000 square feet.

To generate better returns from its rental portfolio, the Group will continue to focus on customer satisfaction by strengthening relationships with tenants and providing superior, customer-oriented service. Equally important, it will increase asset turnover by disposing of some non-core rental properties, thus maintaining an optimal mix in its quality rental portfolio. During the period under review, the Group generated a profit of HK$303 million from the disposal of its 25 per cent stake in two commercial complexes in the New Territories.

Information Technology and Telecommunications

SmarTone

Despite fierce competition in the local mobile communication industry, SmarTone made a strong recovery, with net profit of HK$238 million for the half year ended 31st December 2002, compared to a net loss for the corresponding period last year. SmarTone has also made significant enhancements to its operations, including its network, voice and data services and customer service. SmarTone's fresh corporate identity reinforces its customer-oriented focus and innovative services that meet market needs.

In January 2003, the Group acquired an additional 21 per cent of SmarTone, bringing its total interest to 51 per cent, as a result of a Mandatory General Offer at HK$8.50 per share triggered by the Group electing to receive SmarTone scrip dividends. With SmarTone refocusing on its core mobile business, its solid customer base and strong management team, we are confident about the company's future growth prospects, and the Group is committed to keeping its stake as a long-term strategic investment.

SUNeVision

SUNeVision showed a profit for the half year ended 31st December 2002. The turnaround was mainly attributable to tight cost controls and steady growth in its core businesses of data infrastructure and enabling services. Gross margin improved again, for the fourth consecutive quarter. iAdvantage saw continuous growth in leasing commitments, and the company strives to provide value-added services to the tenants of its data centres.

SUNeVision remains financially strong, with about HK$1.1 billion in cash and interest-bearing securities on hand, after a loan repayment of HK$730 million to the Group in February 2003. With a seasoned management team and strong operational efficiency, SUNeVision will capitalize on its healthy financial position to exploit technology-based investment opportunities that complement its existing core operations while generating revenue and cash flows.

Transportation and Infrastructure

Kowloon Motor Bus

Kowloon Motor Bus (KMB) recorded satisfactory results for the first half of 2002, with increases in fare revenue and patronage that were mainly attributable to the introduction of new bus routes and more air-conditioned buses, as well as better operational efficiency.

KMB is dedicated to achieving total customer satisfaction by providing safe, reliable and customer-friendly bus services. Ongoing improvements in operational capability and technical reliability, as well as innovative IT support, allow KMB to enhance service excellence and satisfy passengers. The redevelopment of KMB's old bus depot at Lai Chi Kok into a new residential complex is scheduled for completion in 2005. KMB will also explore further investment opportunities in public transport and media sales in Hong Kong and on the Mainland. RoadShow, a listed subsidiary of KMB, continues to focus on outdoor media sales and enhancing the contents of its on-board infotainment.

Other Infrastructure Business

The Wilson Group's performance was satisfactory, led by the car park and tollway management businesses, as well as improved cost efficiency. The Route 3 (Country Park Section) continued to achieve a steady level of traffic volume during the period under review.

Both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The development of two berths at Container Terminal 9 is in progress, with completion targeted in the second half of 2004.

All the Group's infrastructure projects are in Hong Kong and will generate healthy returns over the long term.

Hotels

The Group's three hotels did well during the period under review as a result of a significant rise in the number of visitors to the territory, particularly from the Mainland. These encouraging results came about as a result of more stringent cost controls and high occupancy. The Royal Garden had an average occupancy of 87 per cent, The Royal Park 91 per cent and The Royal Plaza 90 per cent during the period.

The increase in Mainland tourists resulting from various Government initiatives will likely continue to fuel growth in Hong Kong's tourism industry, and the recent weakening of the US dollar should also attract more visitors to Hong Kong from countries without ties to the greenback. Tourism is one of the territory's economic pillars, and we believe the sector should continue to do well over the medium to long term as a result of positive tourism policies and more enticing tourist attractions in the future. The Group is developing two six-star hotels right above the Hong Kong and Kowloon stations on the Airport Railway.

Mainland Business

The Mainland's economic dynamism as a result of increased market liberalization with WTO membership and remarkable economic growth is accelerating the inflow of foreign corporations. This offers considerable investment opportunities to the Group.

To take advantage of this rapid growth and the continued influx of multinationals and financial institutions, the Group acquired a prime 690,000 square-foot site in Shanghai's Lujiazui finance and trade zone for a planned landmark development. The project, comprising grade-A offices, serviced apartments, a shopping centre and hotels, will have a total gross floor area of 4.5 million square feet to be developed in three phases. Construction will start in 2004. Phase 1 is scheduled for completion in 2007 and the entire project is expected to be complete by 2011. The total project cost is estimated at HK$8 billion.

The Group intends to keep expanding its property business in the Mainland selectively over the long term, focusing on rapidly-growing Beijing, Shanghai, Guangzhou and the Pearl River Delta. The Group's Mainland rental property portfolio, including Sun Dong An Plaza in Beijing and Shanghai Central Plaza, performed satisfactorily. The Group will put the first phase of its residential development, The Woodland in Zhongshan, on sale in mid 2003.

Corporate Finance

The Group will not deviate from its conservative financial policy of maintaining high liquidity and low financial leverage. The Group's net debt to shareholders' funds ratio improved further over the past six months to 12.9 per cent as at 31st December 2002, as a result of continuous property sales revenue and steady recurrent income that more than offset capital expenditure. The Group's financial position was further strengthened by the consolidation of SmarTone's cash and deposits in January 2003.

The Group has substantial committed undrawn facilities available on standby for future business expansion, and all its credit facilities are unsecured. Almost all the Group's financing is denominated in Hong Kong dollars, so there is minimal foreign exchange risk. The Group has not taken any speculative positions in derivatives, and it has no off-balance-sheet or contingent liabilities, other than borrowings of joint-venture companies. The Group will continue to lengthen its debt maturity profile and diversify sources of funding. It will also take advantage of the current low interest rate environment and abundant liquidity to secure long-term financing at competitive terms, as and when appropriate.

Corporate Governance

The Group is committed to high standards of corporate governance in all aspects of its business, to ensure that shareholders derive maximum benefit from their investments. In a survey conducted by Asiamoney magazine in 2002, the investment community rated the Group as the best property developer in the Asia-Pacific region for corporate governance.

With the full support of its board of directors and senior management, the Group strives to maintain a high level of transparency and establish accountability mechanisms, and to make improvements wherever possible. It also views well-developed reporting systems and internal controls as essential to ensure the accuracy and reliability of the financial information that it uses internally and releases to the public. To enhance corporate governance, the Group

discloses information promptly and practices transparent reporting to build investor confidence and facilitate their understanding of the Group's position.

Customer Service, Human Resources and Environmental Protection

Excellent customer service is one of the foundations of the Group's success. It is always striving to raise standards even higher in all aspects of its operations, for instance by offering homebuyers a full package of new property handover services and premium property management. The Group's member property management subsidiaries, Hong Yip and Kai Shing, offer residents and commercial tenants the finest customer service, for which they have won many awards.

The Group always places a strong emphasis on staff training and development. A wide variety of training programmes are available to different levels of staff, to sustain long-term competitiveness and promote life-long learning. The Group will continue to work at raising staff quality, including their proficiency in English and Putonghua, and it is taking the lead in adopting internationally-recognized language standards in relation to recruitment and future promotions.

Believing that it is important to conserve natural resources, the Group has undertaken various environmental initiatives. The Environmentally-Friendly Joint Action Campaign was designed to raise environmental awareness and to urge everyone in the community, in particular residents of the Group's developments, to work together to protect the environment.

Membership in the SHKP Club is growing and now exceeds 170,000. The Club offers its members a variety of property-related services, and members provide the Group with valuable insights into the property market and a loyal customer base.

PROSPECTS

Notwithstanding the challenging global economic environment, military tension in the Middle East and higher oil prices, Hong Kong's economy should continue to improve, supported by a robust economy on the Mainland, impressive growth in exports and tourist arrivals, a weaker Hong Kong dollar by virtue of its peg to the US dollar, and growing two-way traffic across the border.

With more competitive rents and wages, Hong Kong is now well positioned to meet the challenges and capitalize on new business opportunities that may arise. Quickening economic integration with the Pearl River Delta and accelerated opening up of the markets and economic reform on the Mainland, reinforced by China's commitments as a WTO member, will provide enormous momentum for Hong Kong's growth over the medium to long term.

Extremely low interest rates, the strongest level of affordability, the fact that it is more attractive to buy than to rent and re-channeled demand from potential HOS buyers all contribute to greater demand for private residential units. Continued population growth, a favourable population policy including a new category of investment immigrants, government-subsidized loans and a better economy will further fuel demand over time. With gradual improvements in the local economy and a comprehensive housing policy that is more pro-market and supportive, as well as strong market fundamentals, we believe that take-up in the primary residential market should stay high in the coming quarters.

New private residential supply in the presale market will fall gradually. And with the abolition of the HOS programme, overall residential supply in the sales market will fall. As such, a better balance between supply and demand is expected in the medium to long term.

The Group will continue to focus on the development of residential property for sale, and it aims to maintain a high production volume in coming years. The upcoming completion of new rental properties will strengthen the Group's recurrent income base. In the course of optimizing its rental portfolio mix and achieving better returns, the Group will consider disposing of some non-core rental properties. We will also continue our selective and gradual approach to new property investments on the Mainland.

The Group focuses on maximizing shareholders' value and returns. With our strong brand name, built by offering superior product quality and tailor-made customer service, the Group has the ability to follow a premium pricing strategy. It will further improve productivity and cost efficiency through technology and streamlined operational procedures.

To sustain long-term competitiveness, we will continue to upgrade the quality of the Group's work force and reinforce its already strong management team by recruiting new talent and providing extensive training. Our consistent corporate strategy and strong management team is widely recognized by the investment community. The Group will continue to leverage on its strengths: a premier brand name, seasoned management team and high-calibre staff, to create more value with projects that best suit customers' needs, thus enhancing shareholders' returns.

The Group will carry on launching new residential projects for pre-sale. Major developments to go on the market in the next nine months include 18 Farm Road in Ho Man Tin, YOHO Town in Yuen Long, Sham Wan Towers in Ap Lei Chau, a project on Yunnan Lane in Kowloon and the development at Tuen Mun Town Lot 399. Pre-sale proceeds from these developments and solid rental income will strengthen the Group's financial position further.

Over 80 per cent of the residential property to be completed in the current financial year has been pre-sold, and barring unforeseen circumstances, the Group's results for the year should be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

12th March 2003

Consolidated Profit and Loss Account

For the six months ended 31st December 2002 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31st December 2002	2001
Turnover	2(a)	**13,574**	9,522
Cost of sales		**(9,170)**	(5,780)
Gross profit		**4,404**	3,742
Other revenue		**53**	196
Selling and marketing expenses		**(337)**	(202)
Administrative expenses		**(498)**	(534)
Profit from operations	2(a)	**3,622**	3,202
Finance cost		**(189)**	(379)
Finance income		**64**	62
Net finance cost	3	**(125)**	(317)
Profit on disposal of investments	4	**321**	23
Provision for impairment of investments		**-**	(356)
Restructuring costs		**-**	(117)
Share of profits less losses of associates		**380**	660
Share of profits less losses of jointly controlled entities		**92**	425
	2(b)	**472**	1,085
Profit before taxation	5	**4,290**	3,520
Taxation	6	**(556)**	(444)
Profit after taxation		**3,734**	3,076
Minority interests		**6**	101
Profit attributable to shareholders		**3,740**	3,177
Proposed interim dividend		**1,441**	1,321

(Expressed in Hong Kong dollars)

	Note	2002	2001
Earnings per share	7	**$1.56**	$1.32
Dividend per share		**$0.60**	$0.55

Consolidated Balance Sheet

As at 31st December 2002 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) 31st December 2002	(Audited) 30th June 2002
Non-current assets			
Fixed assets	8	**91,955**	90,989
Associates		**5,289**	5,106
Jointly controlled entities		**19,372**	19,846
Long term investments	9	**4,359**	3,189
Loans receivable		**1,892**	1,472
Land pending development		**13,712**	13,257
		136,579	133,859
Current assets			
Stocks		**20,128**	25,200
Trade and other receivables	10	**3,116**	6,298
Marketable securities		**330**	364
Bank balances and deposits		**6,801**	8,272
		30,375	40,134
Current liabilities			
Bank and other borrowings		**(4,952)**	(3,828)
Trade and other payables	11	**(8,089)**	(8,272)
Deposits received on sale of properties		**(2,957)**	(4,500)
Taxation		**(2,873)**	(2,718)
		(18,871)	(19,318)
Net current assets		**11,504**	20,816
Total assets less current liabilities		**148,083**	154,675
Non-current liabilities			
Bank and other borrowings		**(18,332)**	(24,501)
Minority interests		**(1,571)**	(1,576)
NET ASSETS		**128,180**	128,598
CAPITAL AND RESERVES			
Share capital	12	**1,201**	1,201
Share premium and reserves		**125,538**	123,555
Proposed interim dividend		**1,441**	–
Proposed final dividend		**–**	2,401
Proposed special cash dividend		**–**	1,441
SHAREHOLDERS' FUNDS		**128,180**	128,598

Condensed Consolidated Cash Flow Statement

For the six months ended 31st December 2002 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31st December	
	2002	2001
Net cash from operating activities	**9,801**	3,613
Net cash used in investing activities	**(2,139)**	(2,624)
Net cash used in financing activities	**(9,166)**	(3,613)
Decrease in cash and cash equivalents	**(1,504)**	(2,624)
Cash and cash equivalents at beginning of period	**8,230**	9,008
Cash and cash equivalents at end of period	**6,726**	6,384
Analysis of the balances of cash and cash equivalents at end of period		
Bank balances and deposits	**6,801**	6,406
Bank overdrafts	**(75)**	(22)
	6,726	6,384

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31st December 2002 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31st December	
	2002	2001
Total equity at beginning of the period	**128,598**	128,408
Profit attributable to shareholders for the period	**3,740**	3,177
Realized surplus on disposal of investment properties held by subsidiaries transferred to profit and loss account	**(11)**	(60)
Realized surplus on disposal of investment properties held by jointly controlled entities transferred to profit and loss account	**(305)**	–
Final dividend paid	**(2,401)**	(2,401)
Special cash dividend paid	**(1,441)**	–
Total equity at end of the period	**128,180**	129,124

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice (SSAP) 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30th June 2002, except for certain presentational changes made upon the Group's adoption of the new SSAP 1 (Revised) "Presentation of Financial Statements" and SSAP 15 (Revised) "Cash Flow Statements" which became effective on 1st January 2002.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. SEGMENT RESULTS

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analyzed as follows:

	Turnover Six months ended 31st December		Profit from Operations before Finance Cost Six months ended 31st December	
	2002	2001	**2002**	2001
Property				
Property sales	**8,889**	4,924	**1,477**	878
Rental income	**2,601**	2,736	**1,959**	2,090
	11,490	7,660	**3,436**	2,968
Hotel operation	**302**	283	**111**	94
Other business activities	**1,782**	1,579	**270**	192
	13,574	9,522	**3,817**	3,254
Other revenue			**53**	196
Unallocated administrative expenses			**(248)**	(248)
Profit from operations			**3,622**	3,202

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Less than 10 per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments are analyzed as follows:

	Share of Profits Less Losses before Taxation Six months ended 31st December	
	2002	2001
Property		
Property sales	**8**	632
Rental income	**146**	169
	154	801
Other business activities	**454**	459
Profit from operations	**608**	1,260
Finance cost	**(136)**	(175)
	472	1,085

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit Six months ended 31st December	
	2002	2001
Property		
Property sales	**1,485**	1,510
Rental income	**2,105**	2,259
	3,590	3,769
Hotel operation	**111**	94
Other business activities	**724**	651
	4,425	4,514
Other revenue	**53**	196
Unallocated administrative expenses	**(248)**	(248)
Profit from operations	**4,230**	4,462

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COST

	Six months ended 31st December	
	2002	2001
Interest expenses on		
Bank loans and overdrafts	**221**	414
Other loans wholly repayable within 5 years	**62**	155
Other loans wholly repayable after 5 years	**29**	33
	312	602
Less: Amount capitalized	**(123)**	(223)
	189	379
Interest income on bank deposits	**(64)**	(62)
	125	317

4. PROFIT ON DISPOSAL OF INVESTMENTS

	Six months ended 31st December	
	2002	2001
Profit on disposal of interests in jointly controlled entities	**303**	–
Profit on disposal of long term investments	**18**	23
	321	23

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging depreciation of fixed assets in the amount of HK$117 million (2001: HK$130 million).

6. TAXATION

	Six months ended 31st December	
	2002	2001
Hong Kong		
Group	**512**	321
Associates	**28**	53
Jointly controlled entities	**16**	70
	556	444

Hong Kong profits tax is provided at the rate of 17.5 per cent (2001: 16 per cent) based on the estimated assessable profits for the period.

(Expressed in millions of Hong Kong dollars)

7. EARNINGS PER SHARE

The calculation of earnings per share is based on HK$3,740 million (2001: HK$3,177 million) being profit attributable to shareholders and on 2,401 million shares (2001: 2,401 million shares) in issue during the period.

No diluted earnings per share is presented for the six months ended 31st December 2002 and 2001 as the exercises of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$1,132 million and net book value of fixed assets disposed amounted to HK$34 million.

9. LONG TERM INVESTMENTS

	31st December 2002	30th June 2002
Held-to-maturity debt securities		
Listed, overseas	**3,220**	1,917
Unlisted	**62**	125
Equity securities		
Listed, overseas	**156**	–
Listed, Hong Kong	**329**	369
Unlisted	**565**	698
	4,332	3,109
Amounts due from investee companies	**42**	98
Amounts due to investee companies	**(15)**	(18)
	4,359	3,189
Market value		
Listed overseas	**3,865**	1,973
Listed in Hong Kong	**279**	397
	4,144	2,370

10. TRADE AND OTHER RECEIVABLES

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables are trade debtors of HK$1,445 million (30th June 2002: HK$4,495 million), of which 74 per cent aged less than 60 days, 6 per cent between 61 to 90 days and 20 per cent more than 90 days (30th June 2002: 94 per cent, 2 per cent and 4 per cent respectively).

(Expressed in millions of Hong Kong dollars)

11. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$603 million (30th June 2002: HK$501 million), of which 50 per cent aged less than 60 days, 4 per cent between 61 to 90 days and 46 per cent more than 90 days (30th June 2002: 47 per cent, 10 per cent and 43 per cent respectively).

12. SHARE CAPITAL

There were no movements in the share capital of the Company during the period under review.

13. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31st December		Jointly controlled entities Six months ended 31st December	
	2002	2001	**2002**	2001
Interest income	**12**	37	**51**	84
Rental income	**33**	45	**1**	–
Other revenue from services rendered	**20**	43	**600**	272
Purchase of goods and services	**–**	–	**275**	310

14. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	31st December 2002	30th June 2002
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**1,537**	1,592
Authorized but not contracted for	**147**	206
(b) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**1,508**	2,332
Authorized but not contracted for	**295**	235

(c) Guarantees given to banks and financial institutions in respect of facilities drawn by jointly controlled entities totalling approximately HK$3,802 million (30th June 2002: HK$3,789 million).

(Expressed in millions of Hong Kong dollars)

15. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps and currency swaps at balance sheet date are as follows:

	Notional Principal Amount	
	31st December 2002	30th June 2002
Interest rate swaps		
– Less than 1 year	**600**	300
– 1 to 5 years	**1,950**	1,950
– After 5 years	**800**	800
	3,350	3,050
Currency swaps		
– After 5 years	**234**	234

Counterparties to swap transactions are reputable international financial institutions with strong credit ratings. The Group has established treasury policies and control procedures to assess and monitor the counterparty limits and exposure. The Group does not consider that it has any significant exposure to any individual counterparty, nor does it anticipate non-performance by any of its counterparties.

Financial Review

REVIEW OF RESULTS

The Group's profit attributable to shareholders for the six months ended 31st December 2002 was HK$3,740 million, an increase of HK$563 million or 18% compared to HK$3,177 million achieved for the corresponding period in 2001.

The Group's turnover totalled HK$13,574 million, an increase of HK$4,052 million over the same period last year mainly due to more property sales at the Group level than through joint venture companies as in the case of the previous year.

Profit generated from property sales, including share of results from jointly controlled entities and associates, amounted to HK$1,485 million (2001: HK$1,510 million). Profit contributions mainly came from Park Central Phase I, Villa by the Park and 1 Po Shan Road.

Net rental income, including share of rental income from jointly controlled entities and associates, amounted to HK$2,105 million, declined by 6.8% compared to HK$2,259 million for the previous corresponding period, reflecting the pressure of negative rental reversions on lease renewals, primarily from office properties, during the period.

With the completion of the room renovation program in Royal Garden Hotel, profit contribution from the Group's hotel portfolio showed a remarkable increase by 18% to HK$111 million (2001: HK$94 million). The improved results were also attributable to higher occupancy rates throughout the period and greater profit margin achieved through effective measures taken to improve operating efficiency.

All other business activities reported satisfactory results, contributing a total profit of HK$270 million (2001: HK$192 million). The increase mainly arose from improved operating results on SUNeVision and steady profit growth on property management and insurance business.

Other revenue, which comprised mainly income from investment in securities and interest income from advances to joint venture companies, amounted to HK$53 million (2001: HK$196 million).

Net finance cost for the period reduced substantially to HK$125 million (2001: HK$317 million), due to reduced average borrowing levels and lower interest rates.

During the period, the Group disposed of its 25% equity interests in two commercial complexes in the New Territories generating a capital profit of HK$303 million.

Share of profits before taxation from associates and jointly controlled entities totalled HK$472 million (2001: HK$1,085 million). The decrease was due to less property development activities compared to the previous year. Of this, KMB contributed a pre-tax profit of HK$291 million (2001: HK$315 million) and SmarTone recorded an attributable pre-tax profit of HK$71 million against an attributable loss of HK$12 million for the previous corresponding period.

FINANCIAL RESOURCES AND LIQUIDITY

Shareholders' funds as at 31st December 2002 totalled HK$128,180 million (30th June 2002: HK$128,598 million). The Group's net borrowings as at 31st December 2002, made up of HK$23,284 million in borrowings and HK$6,801 million in bank deposits and balances, amounted to HK$16,483 million (30th June 2002: HK$20,057 million).

The Group's borrowings are all unsecured and mainly arranged on a medium to long term committed basis with a maturity profile set out as follows:

	31st December 2002	30th June 2002
	HK$M	HK$M
Repayable:		
Within 1 year	**4,952**	3,828
After 1 year but within 2 years	**4,454**	6,277
After 2 years but within 5 years	**7,094**	8,335
After 5 years	**6,784**	9,889
	23,284	28,329
Cash and bank deposits	**6,801**	8,272
Net debt	**16,483**	20,057

The Group's financial position remains strong with a low debt leverage and high interest cover. Gearing ratio at 31st December 2002, calculated on the basis of net borrowings to shareholders' funds, reduced to 12.9% from 15.6% at 30th June 2002. Profit from operations covered 14.6 times the net interest expenses before capitalization compared to 5.9 times for the same period in 2001.

With the continuous cash inflow from property sales and rental income, substantial committed banking facilities and cash in hand, the Group is in a strong liquidity position to meet its commitments and ongoing working capital requirements.

All the Group's funding activities are centrally managed and controlled at the corporate level. As at 31st December 2002, 97.5% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 2.5% through operating subsidiaries.

With approximately 94% of the borrowings denominated in Hong Kong dollars and the balance in US dollars and Reminbi, the Group has no significant exposure to foreign exchange rate fluctuations. The Group's borrowings are principally arranged on a floating rate basis. For fixed rate notes issued under the Euro Medium Term Note Programme, interest rate swaps have been utilized to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign exchange rate exposures in connection with its borrowings. As at 31st December 2002, the Group has entered into various interest rate swaps transactions with reputable financial institutions in the aggregate amount of HK$3,305 million (30th June 2002: HK$3,050 million) for swapping fixed interest rate borrowings into floating rate borrowings. The Group also entered into currency swaps in the total sum of HK$235 million (30th June 2002: HK$235 million) for swapping US dollar denominated borrowings to effectively become HK dollar currency loans.

DIRECTORS' INTERESTS IN EQUITY SECURITIES

As at 31 December 2002, the interests of the directors and the chief executive in the equity securities of the Company and its Associated Corporations (as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

1. Shares in Sun Hung Kai Properties Limited

Name of Directors	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total No. of shares
Kwok Ping-sheung, Walter	–	–	–	1,076,672,522*	1,076,672,522
Lee Shau-kee	486,340	–	–	343,000	829,340
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,074,722,214*	1,076,927,560
Kwok Ping-luen, Raymond	–	–	–	1,077,865,895*	1,077,865,895
Kwan Cheuk-yin, William	200,000	–	–	–	200,000
Lo Chiu-chun, Clement	137,273	62,117	–	–	199,390
Law King-wan	20,000	70,267	–	–	90,267
Chan Kai-ming	41,186	–	–	–	41,186
Chan Kui-yuen, Thomas	126,500	66,000	–	–	192,500
Kwong Chun	702,722	339,358	–	–	1,042,080
Wong Yick-kam, Michael	50,904	–	–	–	50,904
Wong Chik-wing, Mike	150,999	–	–	–	150,999
Woo Ka Biu, Jackson (Alternate Director to Woo Po-shing)	–	1,000	–	–	1,000

* Note: Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond. Amongst those shares, 1,054,688,347 shares represented an interest duplicated amongst those three directors.

2. Shares in SUNeVision Holdings Ltd.

Name of Directors	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total No. of shares
Kwok Ping-sheung, Walter	–	–	–	1,070,000*	1,070,000
Kwok Ping-kwong, Thomas	–	–	–	1,070,000*	1,070,000
Kwok Ping-luen, Raymond	672,500	–	–	1,070,000*	1,742,500
Fung Kwok-king, Victor	–	–	–	8,000	8,000
Kwan Cheuk-yin, William	884	–	–	–	884
Chan Kai-ming	115,000	–	–	–	115,000
Kwong Chun	300,000	–	–	–	300,000
Wong Yick-kam, Michael	100,000	–	–	–	100,000
Wong Chik-wing, Mike	109,000	–	–	–	109,000

* Note: Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond. Amongst those shares, 1,070,000 shares represented an interest duplicated amongst those three directors.

3. Shares in other Associated Corporations

(a) Each of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond had the following interests in the equity securities of the following Associated Corporations:

Associated Corporations	No. and Class of Securities	Category of Interest
Superindo Company Limited	10 ordinary shares	Personal
Super Fly Company Limited	10 ordinary shares	Personal
Splendid Kai Limited	2,500 ordinary shares	Corporate*
Hung Carom Company Limited	25 ordinary shares	Corporate*
Tinyau Company Limited	1 ordinary share	Corporate*
Open Step Limited	8 ordinary shares	Corporate*

* Note: Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond held by corporations in which they were entitled to control the exercise of one third or more of the voting rights at the general meetings of those corporations.

(b) Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping Luen, Raymond and Sir Sze-yuen Chung had personal interests of 61,522 ordinary shares, 393,350 ordinary shares and 18,821 ordinary shares respectively in the equity securities of The Kowloon Motor Bus Holdings Limited.

(c) Mr. Kwok Ping-luen, Raymond had personal interests of 698,767 ordinary shares in the equity securities of SmarTone Telecommunications Holdings Limited.

(d) Dr. Lee Shau-kee had other interests in the equity securities of the following Associated Corporations:

Associated Corporations*	No. and Class of Securities
Star Play Development Limited	1 ordinary share
Central Waterfront Property Holdings Limited	47.5% of issued share capital
Newfoundworld Holdings Limited	40,000 ordinary shares
Topcycle Development Limited	1 ordinary share
Anbok Limited	2 ordinary shares
Teamfield Property Limited	4,918 ordinary shares

* Note: The shares in Star Play Development Limited were beneficially owned by Henderson Investment Limited ("HI").

The respective interests of Henderson Land Development Company Limited ("HL") and The Hong Kong and China Gas Company Limited (a company in which the subsidiaries of HI own more than one-third of its issued shares) in Central Waterfront Property Holdings Limited are 32.5% and 15% respectively.

The shares in Newfoundworld Holdings Limited and Topcycle Development Limited were beneficially owned by HL.

The shares in Anbok Limited and Teamfield Property Limited were held by a company in which HL had a 50% interest.

Dr Lee Shau-kee beneficially owned all the issued capital of Hopkins (Cayman) Limited. Hopkins (Cayman) Limited as the trustee of a unit trust owns all the issued ordinary shares which carry the voting rights in the capital of Henderson Development Limited ("HD"). HD was the holding company of HL which was the holding company of HI.

By virtue of the SDI Ordinance and the matters aforesaid, Dr Lee Shau-kee was taken to be interested in the shares and interests as mentioned hereinabove.

4. Share Options in the Company and its Associated Corporations

The interests of the directors and the chief executive in the share options of the Company and its Associated Corporations are stated in the Share Option Schemes section below.

As the Company has not issued any debt securities, therefore save as disclosed above and in the Share Option Schemes below, none of the other directors had any interests in the equity and debt securities of the Company or any of its Associated Corporations as at 31 December 2002 as recorded in the register maintained under Section 29 of the SDI Ordinance. Furthermore, during the period, other than the directors and chief executive of the Company stated above, there was no record of any other person that had maintained an interest in the equity securities of the Company in the register required to be kept under Section 16 (1) of the SDI Ordinance.

SHARE OPTION SCHEMES

1. Share Option Schemes of Sun Hung Kai Properties Limited

(a) Old Share Option Scheme

The Company had adopted a share option scheme on 20 November 1997 ("SHKP Old Share Options"). Pursuant to the SHKP Old Share Options, the Company might grant, for a consideration of HK$1 for each grant, options to any employee of the Company or its subsidiaries including executive directors of the Company and its subsidiaries to subscribe for shares in the Company. The subscription price of the shares under the SHKP Old Share Options was the highest of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer and (iii) the nominal value of the Company's share. The maximum number of shares in respect of which options might be granted under the SHKP Old Share Options was not to exceed one per cent of the issued share capital of the Company from time to time.

Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. All options granted and accepted can still be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The following shows the outstanding positions of the directors and chief executive as at 31 December 2002 with respect to their share options granted under the SHKP Old Share Options:

			Number of share options					
Name of Director	**Date of grant**	**Exercise price (HK$)**	**Balance as at 1.7.2002**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 31.12.2002**	
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	75,000	–	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Law King-wan	16.7.2001	70.00	75,000	–	–	75,000		–

A summary of the movements during the six months ended 31 December 2002 of the share options granted under the SHKP Old Share Options to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price (HK$)	Balance as at 1.7.2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 31.12.2002	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,446,000	–	–	36,000	1,410,000	1,770,000

Other than the participants as stated above, the Company had not granted since the adoption of the SHKP Old Share Option Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

(b) New Share Option Scheme

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("SHKP New Share Options") and terminated the SHKP Old Share Options in order to comply with the new requirements under Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). No further options may be offered under the SHKP Old Share Options. However, the outstanding options granted under the SHKP Old Share Options as mentioned in the preceding paragraphs, shall continue to be subject to the provisions of the SHKP Old Share Options and the provisions of Chapter 17 of the Listing Rules.

Pursuant to the SHKP New Share Options, the Company may grant, for a consideration of HK$1 for each grant, options to any employee of the Company and its subsidiaries including executive directors of the Company or its subsidiaries to subscribe for shares in the Company. The total number of shares which may be issued upon exercise of all options to be granted under the SHKP New Share Options and any other schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company at the date of approval of the SHKP New Share Options.

The subscription price of the shares under the SHKP New Share Options will be the highest of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer and (iii) the nominal value of the Company's share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SHKP New Share Options and any other share options schemes of the Company shall not exceed 30% of the issued share capital of the Company from time to time.

The exercise period of any option granted under the SHKP New Share Options shall be determined by the Board and such period shall expire not later than 10 years after the date of grant of the option. No option shares have been granted under the SHKP New Share Options to any person since its adoption as required to be disclosed under the Listing Rules.

2. Share Option Schemes of Subsidiaries

(a) Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Options"), pursuant to which SUNeVision might grant, for a consideration of HK$1 for each grant, options to any full-time employee of SUNeVision or its subsidiaries including executive directors of SUNeVision or its subsidiaries to subscribe for shares in SUNeVision. The subscription price of the shares under the SeV Pre-IPO Share Options was the highest of (i) the closing price of SUNeVision's share as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of SUNeVision's share as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer and (iii) the nominal value of SUNeVision's share. The maximum number of shares in respect of which options might be granted under the SeV Pre-IPO Share Options was not to exceed 10% of the issued share capital of SUNeVision from time to time. Since its adoption, SUNeVision had granted four lots of share options pursuant to the SeV Pre-IPO Share Options.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 31 December 2000;

(ii) a further one third of the options within three years commencing on 31 December 2001;

(iii) the remaining one third of the options within three years commencing on 31 December 2002; and.

(iv) the options will expire on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 15 November 2001;

(ii) a further one third of the options within three years commencing on 15 November 2002;

(iii) the remaining one third of the options within three years commencing on 15 November 2003; and

(iv) the options will expire on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20 March 2002;

(ii) a further one third of the options within three years commencing on 20 March 2003;

(iii) the remaining one third of the options within three years commencing on 20 March 2004; and

(iv) the options will expire on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 8 July 2003;

(ii) a further one third of the options within three years commencing on 8 July 2004; and

(iii) the remaining one third of the options within three years commencing on 8 July 2005.

(iv) the options will expire on 7 July 2008.

The following shows the outstanding positions of the directors and chief executive of the Company as at 31 December 2002 with respect to their SeV Pre-IPO Share Options:

			Number of share options					
Name of Director	Date of grant	Exercise price (HK$)	Balance as at 1.7.2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 31.12.2002	
Kwok Ping-sheung, Walter	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
Kwok Ping-kwong, Thomas	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
Kwok Ping-luen, Raymond	28.3.2000	10.38	755,000	–	–	–	755,000	
	7.4.2001	2.34	350,000		–	–	350,000	1,105,000
Chan Kui-yuen, Thomas	28.3.2000	10.38	510,000	–	–	–	510,000	
	7.4.2001	2.34	180,000		–	–	180,000	690,000
Wong Yick-kam, Michael	28.3.2000	10.38	360,000	–	–	–	360,000	
	7.4.2001	2.34	180,000		–	–	180,000	540,000

A summary of the movements during the six months ended 31 December 2002 of the Pre-IPO Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price (HK$)	Balance as at 1.7.2002	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2002	
28.3.2000	10.380	2,580,000	–	–	–	2,580,000	
30.11.2000	3.885	687,500	–	–	–	687,500	
17.4.2001	2.340	1,305,000	–	–	–	1,305,000	
8.7.2002	1.430	–	750,000	–	–	750,000	5,322,500

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Options any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SeV Pre-IPO Share Options granted during the period ended 31 December 2002 is as follows:

Name of Participants	Number of Options granted on 8.7.2002	Option Value as at 8.7.2002 (HK$)	Option Value as at 31.12.2002 (HK$)
Aggregate total of Employees of the Company	750,000	691,865.25	374,412.00

The closing price of the share of SUNeVision immediately before the date on which such SeV Pre-IPO Share Options were granted was HK$1.44 (as of 5 July 2002).

According to the Black-Scholes model*, the total value of the SeV Pre-IPO Share Options granted on 8 July 2002 was estimated at HK$691,865.25 with the following variables and assumptions:

1. **Risk Free Rate** : 4.446%, being the approximate yield of 5-year Exchange Fund Note traded on 8 July 2002.
2. **Expected Volatility** : 56.80%, being the annualized volatility of the closing price of the shares of SUNeVision from 8 July 2001 to 7 July 2002.
3. **Expected Dividend:**
   (i) Yield : 0%, being 2002 prospective dividend yield of the shares of SUNeVision.
   (ii) Growth Rate : 0% p.a., being 5-year historical dividend growth rate of SUNeVision.
4. **Expected Life of such SeV Pre-IPO Share Options is 7.6 years with the following assumptions:**
   (i) There is no material difference between the expected volatility over the whole life of such SeV Pre-IPO Share Options and the historical volatility of the shares of SUNeVision over the period from 8 July 2001 to 7 July 2002.
   (ii) There is no material difference between the dividend growth rate over the whole life of such Pre-IPO Share Options and the historical dividend growth rate of SUNeVision over the previous 5 years.

According to the Black-Scholes model*, the total value of the SeV Pre-IPO Share Options granted on 8 July 2002 was estimated at HK$374,412.00 as at 31 December 2002 with the following variables and assumptions:

1. **Risk Free Rate** : 3.161%, being the approximate yield of 5-year Exchange Fund Note traded on 31 December 2002.
2. **Expected Volatility** : 49.17%, being the annualized volatility of the closing price of the shares of SUNeVision from 1 January 2002 to 31 December 2002.
3. **Expected Dividend:**
   (i) Yield : 0%, being 2002 prospective dividend yield of the share of SUNeVision.
   (ii) Growth Rate : 0% p.a., being 5-year historical dividend growth rate of SUNeVision.
4. **Expected Life of such SeV Pre-IPO Share Options is 7.2 years with the following assumptions:**
   (i) There is no material difference between the expected volatility over the whole life of such SeV Pre-IPO Share Options and the historical volatility of the shares of SUNeVision over the period from 1 January 2002 to 31 December 2002.
   (ii) There is no material difference between the dividend growth rate over the whole life of such Pre-IPO Share Options and the historical dividend growth rate of SUNeVision over the previous 5 years.

All the options forfeited before expiry of the SeV Pre-IPO Share Options will be treated as lapsed options which will not be added back to the number of shares available to be issued under the SeV Pre-IPO Share Options.

* Note: The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

(b) New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Options") and terminated the SeV Pre-IPO Share Options. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Options. However, the outstanding options granted under the SeV Pre-IPO Share Options, as mentioned in the preceding paragraphs, shall continue to be subject to the provisions of the Pre-IPO Share Options and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

Pursuant to the SeV New Share Options, SUNeVision may grant, for a consideration of HK$1 for each grant, options to subscribe for shares to (i) any executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the SUNeVision Group; (ii) any consultants, professional and other advisers to each member of the SUNeVision Group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders of SUNeVision; (iv) any associates of director, chief executive or substantial shareholder of SUNeVision; and (v) any employees of substantial shareholders of SUNeVision, as absolutely determined by the Board. The options to subscribe for shares aggregated with shares to be granted under any other share option schemes of SUNeVision, represent up to 10% of the total number of shares in issue at the date of approval of the SeV New Share Options.

The subscription price of the shares under the SeV New Share Options will be the highest of (i) the closing price of SUNeVision's share as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of SUNeVision's share as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer and (iii) the nominal value of SUNeVision's share.

The maximum number of shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the SeV New Share Options and any other share options schemes of SUNeVision shall not exceed 30% of the issued share capital of SUNeVision from time to time.

The exercise period of any option granted under SeV New Share Options shall be determined by the Board and such period shall expire not later than 10 years after the date of grant of the option. No option shares were granted under the SeV New Share Options to any person since its adoption as required to be disclosed under the GEM Listing Rules.

(c) Share Option Scheme of iAdvantage Limited

The Company adopted another share option scheme for iAdvantage Limited ("iAdvantage"), a subsidiary of the Company, allowing its board of directors the right to grant to its full-time employees and executive directors options to subscribe for its shares in aggregate up to 10% of its issued capital from time to time. No option shares for iAdvantage were granted to any person since its adoption as required to be disclosed under the Listing Rules. The exercise period of any option granted under the share option scheme of iAdvantage shall commence on the date of grant of the option and expire on such date as determined by the Board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the interests of every person, other than a director or chief executive of the Company being 10% or more in the equity securities of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance, were as follows:

Name	Number of Shares
HSBC Holdings plc	1,139,549,904
HSBC Bank plc	1,098,265,072
Midcorp Limited	1,098,265,072
Griffin International Limited	1,098,265,072
HSBC Europe BV	1,098,265,072
HSBC Europe (Netherlands) BV	1,098,265,072
HSBC Private Banking Holdings (Suisse) SA	1,098,265,072
HSBC International Trustee Limited*	1,098,243,072

* Note: The shares in which HSBC International Trustee Limited was interested formed part of the shares in which HSBC Private Banking Holdings (Suisse) SA was interested; The shares in which HSBC Private Banking Holdings (Suisse) SA was interested were the shares in which HSBC Europe (Netherlands) BV was interested; the shares in which HSBC Europe (Netherlands) BV was interested were the shares in which HSBC Europe BV was interested; the shares in which HSBC Europe BV was interested were the shares in which Griffin International Limited was interested, the shares in which Griffin International Limited was interested were the shares in which Midcorp Limited was interested, the shares in which Midcorp Limited was interested were the shares in which HSBC Bank plc was interested and the shares in which HSBC Bank plc was interested formed part of the shares in which HSBC Holdings plc was interested.

Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,054,688,347 shares were the shares referred to in the Note to section 1 of the "Directors' Interests in Equities Securities".

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31 December 2002. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.6 per share (2001: HK$0.55 per share) payable in cash on 8 April 2003 to shareholders on the Register of Members as at 7 April 2003.

The Register of Members will be closed from 28 March 2003 to 7 April 2003, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 27 March 2002.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Mr. William Kwan Cheuk-yin (Chairman), Sir Sze-yuen Chung and Mr. Clement Lo Chiu-chun, met in September 2002 and March 2003.

During the meetings, the Committee reviewed and made recommendations on the improvement of the Company's financial reporting process and internal controls.

CODE OF BEST PRACTICE

No Director is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 12 March 2003

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